Exhibit 99(a)(1)(i)

Offer to Purchase for Cash
All Outstanding Shares of Common Stock
of

Cole Credit Property Trust, Inc.
for
$7.25 Net Per Share
by

Desert Acquisition, Inc.,
a wholly-owned subsidiary of

American Realty Capital Properties, Inc.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT,
NEW YORK CITY TIME, ON FRIDAY, APRIL 25, 2014
(WHICH IS THE END OF THE DAY ON APRIL 25, 2014),
UNLESS THE OFFER IS EXTENDED.

This offer (the “Offer”) is being made pursuant to an Agreement and Plan of Merger dated as of March 17, 2014 (the “Merger Agreement”), by and among Cole Credit Property Trust, Inc., a Maryland corporation (“CCPT”), American Realty Capital Properties, Inc., a Maryland corporation (“ARCP”), and Desert Acquisition, Inc., a Delaware corporation and wholly-owned subsidiary of ARCP (which may be referred to herein as “Merger Sub,” “we,” “us” or “our”). Merger Sub is offering to purchase (in this “Offer to Purchase”) all the shares of CCPT common stock, par value $0.01 per share (other than shares then owned by ARCP, any ARCP subsidiary and any wholly-owned CCPT subsidiary), for a purchase price of $7.25 per share, net to the seller in cash, without interest, less any applicable withholding taxes. The terms of the Offer are set forth in this Offer to Purchase and the related Letter of Transmittal that accompanies this Offer to Purchase.

There is no financing condition to the Offer. The Offer is subject to a non-waivable condition that there be validly tendered in response to the Offer, and not validly withdrawn, that number of shares of CCPT common stock that, together with the shares of CCPT common stock already beneficially owned by ARCP and Merger Sub (if any), represents at least a majority of the shares of CCPT common stock outstanding as of immediately prior to the expiration of the Offer. The Offer is also subject to other conditions that are discussed under the caption “The Offer — Conditions to the Offer” beginning on page 42.

CCPT’s board of directors unanimously (i) authorized the execution and delivery of the Merger Agreement and declared advisable the consummation of the Offer and the merger of CCPT with and into Merger Sub (the “Merger”) and the other transactions contemplated by the Merger Agreement, (ii) directed that if approval of the Merger by the CCPT stockholders is required by applicable law, the Merger and the other transactions contemplated by the Merger Agreement be submitted for consideration at a meeting of the CCPT stockholders and (iii) resolved to recommend that the CCPT stockholders accept the Offer, tender their shares of CCPT common stock pursuant to the Offer and, if required by applicable law, vote in favor of the approval of the Merger and the other transactions contemplated by the Merger Agreement.

Questions and requests for assistance may be directed to Cole Capital Corporation (in such capacity, the “Information Agent”) at the address and telephone numbers set forth on the back cover of this Offer to Purchase. Requests for additional copies of this Offer to Purchase and the Letter of Transmittal may be directed to the Information Agent. Stockholders can also contact their brokers, dealers, commercial banks, trust companies or other nominees for assistance concerning the Offer.

March 31, 2014

IMPORTANT

A CCPT stockholder who wants to tender shares of CCPT common stock in response to the Offer must (i) complete and sign the Letter of Transmittal that accompanies this Offer to Purchase in accordance with the instructions in the Letter of Transmittal and mail or deliver the Letter of Transmittal and all other required documents (as described in “The Offer — Procedure for Tendering Shares”) to the Depositary (defined below), or (ii) ask the stockholder’s broker, dealer, commercial bank, trust company or other nominee to tender shares for the stockholder. A stockholder whose CCPT shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee should contact that person and follow its instructions in order to tender shares.

Questions and requests for assistance may be directed to the Information Agent named below at the address and telephone number set forth below. Additional copies of this Offer to Purchase, the Letter of Transmittal that accompanies this Offer to Purchase and other related materials may also be obtained from the Information Agent. In addition, a stockholder may ask its broker, dealer, commercial bank, trust company or other nominee for copies of these documents.

The Information Agent for the Offer is:

Cole Capital Corporation
2325 E. Camelback Road, Suite 1100
Phoenix, Arizona 85016
Stockholders, Banks and Brokers may call toll free: (866) 907-2653

SUMMARY TERM SHEET

Securities Sought:
All the outstanding shares of common stock, par value $0.01 per share, of Cole Credit Property Trust, Inc. (“CCPT”) that are not already beneficially owned by American Realty Capital Properties, Inc. (“ARCP”) or its subsidiaries.
Price Offered Per Share:
$7.25, net to you in cash, without interest, less any applicable withholding tax.
Scheduled Expiration of Offer:
12:00 midnight, New York City time, on Friday, April 25, 2014 (which is the end of the day on April 25, 2014), unless the Offer is extended.
The Purchaser:
Desert Acquisition, Inc. (“Merger Sub”), a wholly-owned subsidiary of ARCP.
CCPT Recommendation:
CCPT’s board of directors unanimously (i) authorized the execution and delivery of the Agreement and Plan of Merger dated as of March 17, 2014 (the “Merger Agreement”), by and among CCPT, ARCP and Merger Sub and declared advisable the consummation of the Offer and the merger of CCPT with and into Merger Sub (the “Merger”) and the other transactions contemplated by the Merger Agreement, (ii) directed that if approval of the Merger by the CCPT stockholders is required by applicable law, the Merger and the other transactions contemplated by the Merger Agreement be submitted for consideration at a meeting of the CCPT stockholders and (iii) resolved to recommend that the CCPT stockholders accept the Offer, tender their shares of CCPT common stock pursuant to the Offer and, if required by applicable law, vote in favor of the approval of the Merger and the other transactions contemplated by the Merger Agreement.
Opinion of Financial Advisor:
In connection with the Merger, Duff & Phelps, LLC (in such capacity, the “Financial Advisor”), has delivered its written opinion to the CCPT board of directors to the effect that, as of March 17, 2014, the cash consideration of $7.25 per share of CCPT common stock is fair, from a financial point of view, to the CCPT stockholders. The full text of the Financial Advisor’s written opinion, which sets forth the assumptions made, procedures followed, factors considered and qualifications and limitations on the review undertaken by the Financial Advisor in connection with its opinion, is incorporated by reference, and attached as an Annex to, CCPT’s Solicitation/Recommendation Statement on Schedule 14D-9, that is being filed in connection with the Offer and is being distributed to CCPT’s stockholders at the same time as this Offer to Purchase. You are encouraged to read the Financial Advisor’s opinion, and the section entitled “Special Factors — Position of CCPT Regarding Fairness of the Offer and the Merger — The Fairness Opinion” beginning on page 9, carefully and in their entirety. The Financial Advisor’s opinion was directed to the CCPT board of directors and addresses only the fairness, from a financial point of view, of the cash consideration of $7.25 per share of CCPT common stock as of the date of the opinion. The Financial Advisor’s opinion did not address any other aspect of the Offer or the Merger and was not intended to and does not constitute a recommendation as to how any

i

party should vote or act with respect to the Offer or the Merger or any matter relating thereto. The Financial Advisor’s opinion does not indicate that the consideration paid is the best price possibly attainable under any circumstances; instead, it merely states whether the consideration in the Offer and the Merger is within a range suggested by certain financial analyses.

The following are some of the questions you, as a stockholder of CCPT, may have regarding the Offer and the transaction of which it is a part, and our answers to those questions. The answers to those questions do not contain all the information that may be relevant to your decision whether to tender your CCPT shares. We urge you to read carefully the remainder of this Offer to Purchase and the accompanying Letter of Transmittal. In this Offer to Purchase, unless the context otherwise requires, the terms “we”, “our” and “us” refer to Merger Sub. We have included cross-references in this Summary Term Sheet to other sections of this Offer to Purchase to direct you to the sections of this Offer to Purchase in which a more complete description of the topics covered in this Summary Term Sheet appears.

Who is offering to buy my shares of CCPT common stock?

We are Merger Sub, a Delaware corporation that is a wholly-owned subsidiary of ARCP. We were formed for the purpose of offering to acquire all of the shares of CCPT common stock that ARCP does not already beneficially own (the “Offer”) and, after we purchase all the CCPT common stock that is validly tendered in response to the Offer and not validly withdrawn and, if required, we exercise the Top-Up Option described below, CCPT will be merged with and into us. ARCP acquires, owns and operates single-tenant, freestanding commercial real estate properties and on February 7, 2014 acquired Cole Real Estate Investments, Inc., which indirectly owned and controlled Cole REIT Advisors, LLC (the “Advisor”), CCPT’s external advisor, and Cole Realty Advisors, LLC (the “Property Manager”), CCPT’s external property manager. The Advisor has advised CCPT under an advisory agreement, and the Property Manager has managed the properties of CCPT under a property management and leasing agreement, since CCPT was formed in 2004.

What is the class and amount of securities being sought in the Offer?

We are seeking to acquire through the Offer all the outstanding shares of CCPT common stock. See the “Introduction” to this Offer to Purchase and “The Offer — Terms of the Offer.”

How much are you offering to pay? In what form will I receive payment?

We are offering to pay for each share we purchase $7.25 (the “Offer Price”). We will pay that sum to you net in cash, without interest, less any applicable withholding tax.

Will I have to pay commissions?

If you are the record owner of the shares and you tender them directly to us, you will not have to pay any commissions. If your shares are held in the name of a broker, dealer, commercial bank, trust company or other nominee and that person tenders the shares on your behalf, that person may charge you a fee for doing that. You should consult the person in whose name your shares are held to determine whether you will be subject to any charges. See the “Introduction” to this Offer to Purchase.

When will the Offer expire?

The Offer will expire at 12:00 midnight New York City time on Friday, April 25, 2014 (which is the end of the day on April 25, 2014), unless it is extended. In this Offer to Purchase, we refer to the day on which the Offer will expire as the “Expiration Date” and we refer to the time on the Expiration Date when the Offer will expire as the “Expiration Time.” See “The Offer — Terms of the Offer,” “The Offer — Expiration and Extension of the Offer” and “The Offer — Procedure for Tendering Shares.”

When will you pay me for the shares of CCPT common stock I tender?

We will pay you promptly following the Expiration Time of the Offer and our acceptance of the shares you tender and do not validly withdraw. See “The Offer — Acceptance for Payment and Payment for Shares.”

What will happen if I do not tender my shares?

If the number of shares of CCPT common stock validly tendered in response to the Offer and not validly withdrawn, together with the shares of CCPT common stock already beneficially owned by ARCP and Merger Sub (if any), represents at least a majority of the shares of CCPT common stock outstanding as of immediately prior to the Expiration Time, and certain other conditions are fulfilled, we will purchase all the shares that are validly tendered and not validly withdrawn. See “The Offer — Conditions to the Offer.” In that circumstance, following exercise of the Top-Up Option, if required, and subject to the satisfaction or waiver of certain conditions, CCPT will merge with and into us (the “Merger”) with Merger Sub surviving the Merger as a wholly-owned subsidiary of ARCP. See “The Offer — Conditions to the Offer.” If the Merger is consummated, CCPT stockholders who do not tender their shares in response to the Offer will receive the same consideration per share that they would have received if they had validly tendered their shares (i.e., $7.25 per share).

Why are ARCP and you making this Offer?

ARCP believes that it is important to its business that it continue to make accretive acquisitions in net lease real estate properties, which are the type of assets that CCPT owns. Also, as the indirect advisor to CCPT, ARCP believes that CCPT stockholders desire to monetize their stock ownership in CCPT, which is currently relatively illiquid.

Does ARCP have the financial resources to purchase the shares that are validly tendered?

Yes. ARCP, which is our parent, has agreed to provide all the funds that are needed to enable us to purchase the shares that are validly tendered in response to the Offer and to carry out the subsequent Merger. If all the CCPT shares, other than shares that ARCP, its subsidiaries and the wholly-owned subsidiaries of CCPT currently own, were validly tendered in response to the Offer, the total amount we would be required to pay to purchase the tendered shares would be approximately $73,152,145. At March 28, 2014, ARCP had total assets exceeding $20 billion and availability under its line of credit of approximately $454.2 million. Therefore, ARCP will be able to provide out of its cash on hand, availability under its credit facility or other debt or equity sources all the funds we will need in connection with the Offer and the subsequent Merger.

Is your financial condition relevant to my decision to tender in the Offer?

No. Our financial condition is not relevant to your decision to tender your shares in response to the Offer because the Offer is being made for all the outstanding shares, the form of payment consists solely of cash and the Offer is not subject to any financing condition. ARCP has sufficient cash or access to cash to pay for all the CCPT shares that are validly tendered, even if all of the outstanding CCPT shares are validly tendered. See “The Offer — Source of Funds.”

What does the CCPT board of directors think of the Offer?

CCPT’s board of directors unanimously (i) authorized the execution and delivery of the Merger Agreement and declared advisable the consummation of the Offer and the Merger and the other transactions contemplated by the Merger Agreement, (ii) directed that if approval of the Merger by the CCPT stockholders is required by applicable law, the Merger and the other transactions contemplated by the Merger Agreement be submitted for consideration at a meeting of the CCPT stockholders and (iii) resolved to recommend that the CCPT stockholders accept the Offer, tender their shares of CCPT common stock pursuant to the Offer and, if required by applicable law, vote in favor of the approval of the Merger and the other transactions contemplated by the Merger Agreement. See the “Introduction” to this Offer to Purchase and “Special Factors — Background of the Offer; Past Contacts, Negotiations and Transactions” and “Special Factors — Recommendation by CCPT’s Board of Directors.”

Is there a limit on the percentage of the CCPT shares that any stockholder may own?

Yes, but it will not affect the Offer or the Merger. Under CCPT’s charter, no stockholder may own more than 9.8% in value or number of the outstanding shares, whichever is more restrictive, of CCPT common stock. However, CCPT’s board of directors can exempt a person from this limit. In connection with its approval of the Merger Agreement, CCPT’s board of directors exempted the ownership of CCPT common stock by ARCP, Merger Sub and their respective subsidiaries from the common stock ownership limit (the “Ownership Limit Waiver”). See “Special Factors — Position of CCPT Regarding Fairness of the Offer and the Merger.”

What is your position as to the fairness of the Offer and the Merger?

Both we and ARCP reasonably believe that the Offer and the Merger are fair to the CCPT stockholders. The reasons for this are described under “Special Factors — Position of ARCP Regarding Fairness of the Offer and the Merger.”

Do you have interests in the Offer that are different from my interests as a stockholder of CCPT?

Yes. Our and ARCP’s interests in the Offer and the Merger are different from those of stockholders other than ARCP and its subsidiaries. If the Merger takes place, ARCP will become the sole owner of Merger Sub (the successor company to CCPT). If you sell your shares in response to the Offer or the Merger takes place, you will receive cash, but you will have no continuing interest in CCPT. Therefore, you will not be able to participate in any future earnings or growth of CCPT. ARCP alone will benefit from those earnings and that growth, if there are any. See “Special Factors — Purposes of the Offer and the Merger; Plans for CCPT after the Merger” and “Special Factors — Relationships among ARCP, the Advisor, the Property Manager and CCPT.”

What is the market value of my CCPT shares as of a recent date?

Shares of CCPT common stock do not have a readily ascertainable market value, and none of CCPT, CCPT’s stockholders, ARCP or Merger Sub have any accurate means for determining the actual market value of the shares of CCPT common stock. There is no established trading market for CCPT’s common stock. Although there can be no certainty as to the actual present value of the shares of CCPT common stock, ARCP has considered for the purposes of determining an acceptable offer price the estimated value of CCPT’s common stock, as of December 31, 2013, of $6.55 as previously determined by the CCPT board of directors based on an appraisal of the CCPT properties by Duff & Phelps, an independent appraiser of the CCPT properties (in such capacity, the “Appraiser”) as well as consideration of various transaction costs. Previously reported estimated values of CCPT’s common stock by CCPT’s board of directors were $7.75 as of December 31, 2012, $7.95 as of December 31, 2011, $7.65 as of December 31, 2010 and $7.65 as of December 31, 2009. Furthermore, there can be no assurance as to the timing or amount of any future CCPT distributions, and there cannot be any assurance that ARCP’s estimate accurately reflects an approximate value of the shares of CCPT common stock or that the actual amounts which may be realized by holders for the shares of CCPT common stock may not vary substantially from this estimate. See “Special Factors — Position of CCPT Regarding Fairness of the Offer and the Merger.” See also “The Offer — CCPT Dividends and Distributions.”

What is the “Go Shop Period”?

The “Go Shop Period” is a 30-day period beginning March 17, 2014, and continuing until 11:59 p.m. (New York City time) on April 16, 2014, during which CCPT may actively initiate, solicit and encourage alternative acquisition proposals from third parties and provide non-public information on a confidential basis to and engage in discussions with such third parties with respect to a merger, share exchange, consolidation or similar transaction involving CCPT, or a tender offer for a majority or more of CCPT’s equity securities or a majority or more of its and its subsidiaries’ assets on a consolidated basis. That Go Shop Period runs concurrently with this Offer, and insofar as we are aware, that effort has not resulted in a proposal for a transaction that the CCPT board of directors has determined would be more beneficial to the holders of CCPT’s common stock than the Offer and the Merger, taking into account all legal, financial and regulatory aspects of the proposed transaction.

What is the “Minimum Tender Condition”?

One of the conditions to our purchasing the shares that are validly tendered in response to the Offer is that the number of shares that are validly tendered and not validly withdrawn, together with the shares of CCPT common stock already beneficially owned by ARCP and Merger Sub (if any), represent at least a majority of the shares of CCPT common stock outstanding as of immediately prior to the Expiration Time.

None of CCPT, ARCP or we can waive this condition. Therefore, unless this condition is satisfied, we will not accept or purchase any of the CCPT shares that are validly tendered in response to the Offer. If we do not purchase those shares, the Merger will not take place.

What are the significant conditions to the Offer in addition to the Minimum Tender Condition?

In addition to the Minimum Tender Condition, the obligation of Merger Sub to purchase the shares tendered in the Offer is subject to a number of conditions. We cannot waive the Minimum Tender Condition or the condition that CCPT’s counsel deliver the Offer REIT Opinion (as defined below). These additional conditions, which (other than the delivery of the Offer REIT Opinion) may be waived, include:

•	CCPT shall have obtained the consent of the counterparties under mortgage loans secured by 35 properties with respect to the consummation of the Offer and the Merger;
•	no event, change or occurrence shall have occurred since the date of the Merger Agreement that, either individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on the business or operations of CCPT;
•	no governmental action making the Offer or the Merger illegal or otherwise prohibiting the Offer or the Merger or seeking to restrain the ownership or operation of ARCP’s or CCPT’s business or assets shall have occurred;
•	the representations and warranties of CCPT being true and correct as of the Expiration Time, subject, in most cases, to a material adverse effect standard;
•	CCPT shall have performed or complied with its covenants and obligations under the Merger Agreement in all material respects;
•	a legal opinion from CCPT’s counsel as to CCPT’s status as a real estate investment trust for federal income tax purposes (a “REIT”) shall have been delivered to ARCP (the “Offer REIT Opinion”), which condition, in addition to the Minimum Tender Condition and as noted above, cannot be waived;
•	the Ownership Limit Waiver shall not have been revoked since the date of the Merger Agreement; and
•	the Merger Agreement shall not have been terminated in accordance with its terms.

For more information regarding these conditions, see “The Offer — Conditions to the Offer.”

Can the Offer be extended?

If there are conditions to the Offer that are not satisfied or, except with regard to the Minimum Tender Condition and delivery by CCPT’s counsel of the Offer REIT Opinion, waived by ARCP and Merger Sub by the scheduled Expiration Time, and ARCP reasonably determines that such conditions are capable of being satisfied or waived prior to the Outside Date (as defined below), then Merger Sub must extend the Offer for one or more consecutive increments of up to 15 business days (or such longer period as ARCP, Merger Sub and CCPT may agree) each, in order to permit those conditions to be satisfied. In addition, Merger Sub is required to extend the Offer for the minimum period required by applicable law or any interpretation or position of the U.S. Securities and Exchange Commission (the “SEC”) applicable to the Offer. In no event will Merger Sub be required to extend the Offer beyond September 17, 2014 (the “Outside Date”). See “The Offer — Expiration and Extension of the Offer” for more detailed information about the circumstances under which Merger Sub is required or permitted to extend the Offer.

Will you provide a subsequent offering period?

The Merger Agreement gives us the right, but does not require us, to provide one or more subsequent offer periods of the type permitted by SEC Rule 14d-11. A subsequent offering period would begin on the business day following the Expiration Date and during which we would offer to purchase CCPT shares for the same Offer Price we are offering prior to the Expiration Date, but we would purchase shares as they are received rather than deferring all purchases until the subsequent offering period expires.

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How will stockholders know whether the Offer is extended or there is a subsequent offering period?

If we extend the Offer or provide a subsequent offering period, we will inform DST Systems, Inc., the Depositary for the Offer (in such capacity, the “Depositary”), and make a public announcement with regard to an extension, before 9:00 a.m., New York City time, on the business day after the day the Offer was scheduled to expire, and with regard to our providing a subsequent offering period, before 9:00 a.m., New York City time, on the business day after the day on which the Offer expires (i.e., after the Expiration Date). See “The Offer — Terms of the Offer.”

Will you have an option to purchase additional shares from CCPT?

If we purchase all shares of CCPT common stock that are validly tendered in response to the Offer and not validly withdrawn prior to any then scheduled Expiration Time (including shares validly tendered during any subsequent offering period, if there are any), but after such purchase ARCP and its subsidiaries do not own at least one share more than 90% of the shares of CCPT common stock outstanding as of the then scheduled Expiration Time, we will have the option to purchase (for the same price per share as the Offer Price) from CCPT the lowest number of additional shares that will increase the number of shares of CCPT common stock owned by ARCP and its subsidiaries to one share more than 90% of CCPT shares outstanding as of immediately after such purchase pursuant to this option. If we own 90% of the outstanding shares of CCPT common stock, we will be able to cause the Merger to take place without a vote by the CCPT stockholders.

How do I tender my shares?

To tender your shares, you must deliver a completed Letter of Transmittal, together with any documents required by the Letter of Transmittal, to the Depositary for the Offer, before the Expiration Time. If your shares are held in street name, your broker or other nominee will be able to tender them. Please follow the instructions provided by your broker or other nominee. See “The Offer — Procedure for Tendering Shares.” Questions regarding how to tender your shares may be directed to the Information Agent named on the back cover of this Offer to Purchase.

Can I withdraw shares after I tender them?

You will be able to withdraw shares you tender at any time until the Expiration Time. In order to withdraw shares you have validly tendered, you must deliver a written notice of withdrawal to the Depositary for the Offer before the Expiration Time. See “The Offer — Withdrawal Rights.”

In subsequent offering period(s), if any, you will not be able to withdraw shares that you tender during such subsequent offering period(s).

What impact, if any, will the Merger and the Offer have on CCPT distributions?

You will be eligible to receive CCPT’s previously declared annualized distributions of $0.50 per share, payable monthly at a rate of $0.0416667 per share, as well as any additional ordinary course distributions authorized by CCPT’s board of directors and payable prior to the closing of the Offer. Should declared and unpaid distributions be due to you at the time of the closing of the Offer, you will be eligible to receive such unpaid distributions. The CCPT board of directors has authorized distributions only through the earlier of (i) the closing of the Offer and (ii) April 30, 2014.

If you purchase shares that are validly tendered in response to the Offer, will there be any conditions to your obligation to complete the Merger?

If we purchase shares that are validly tendered in response to the Offer, the only conditions to our obligation to carry out the Merger will be that (i) there not be any law or order of a court or other governmental authority that invalidates the Merger Agreement or restrains ARCP or us from completing the Merger, (ii) if the CCPT stockholders must approve the Merger, the Merger shall have been approved by holders of a majority of the outstanding shares of CCPT common stock and (iii) CCPT’s counsel shall have delivered a written opinion as to CCPT’s status as a REIT commencing with CCPT’s taxable year ended on December 31, 2004 through the effective time of the Merger. At that time, we and ARCP would beneficially own a majority of the outstanding shares of CCPT common stock, and therefore we would be able to approve the Merger even if no other CCPT stockholders vote in favor of approving it.

If CCPT’s stockholders have to approve the Merger, what vote will be required?

If the CCPT stockholders are required to vote on a proposal to approve the Merger, that approval will require the affirmative vote of holders of a majority of the outstanding shares of CCPT common stock. ARCP already beneficially owns 1,000 shares of CCPT common stock and the Merger cannot take place unless the CCPT common stock that is validly tendered in response to the Offer, together with the shares of CCPT common stock already beneficially owned by ARCP and Merger Sub (if any), represents at least a majority of the shares of CCPT common stock outstanding as of immediately prior to the Expiration Time. If such number of shares are validly tendered in the Offer and purchased by ARCP, and the CCPT stockholders thereafter are required to vote on a proposal to approve the Merger, ARCP and Merger Sub will beneficially own the required majority of the outstanding CCPT shares to cause the Merger to be approved, even if no other CCPT stockholders vote in favor of approval of the Merger.

Are rights of an objecting stockholder available with respect to the Merger or the other transactions contemplated by the Merger Agreement?

No rights of an objecting stockholder are available with respect to the Merger or the other transactions contemplated by the Merger Agreement.

With whom should I speak if I have questions about the Offer?

You should call Cole Capital Corporation, which is the Information Agent with regard to the Offer. You can reach the Information Agent at the address and telephone number set forth below.

The Information Agent for the Offer is:

Cole Capital Corporation
2325 E. Camelback Road, Suite 1100 Phoenix, Arizona 85016
Stockholders, Banks and Brokers may call toll free: (866) 907-2653

INTRODUCTION

Desert Acquisition, Inc., a Delaware corporation (“Merger Sub”) and a wholly-owned subsidiary of American Realty Capital Properties, Inc., a Maryland corporation (“ARCP”), is offering to purchase (the “Offer”) all the issued and outstanding shares of common stock, par value $0.01 per share, of Cole Credit Property Trust, Inc., a Maryland corporation (“CCPT”), with its principal business office located at 2325 East Camelback Road, Suite 1100, Phoenix, Arizona 85016 (other than shares then owned by ARCP, any ARCP subsidiary and any wholly-owned CCPT subsidiary) for an amount (the “Offer Price”) equal to $7.25 per share, net to the seller in cash, without interest, less any applicable withholding tax, on the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal that accompanies this Offer to Purchase.

The Offer is being made pursuant to an Agreement and Plan of Merger dated as of March 17, 2014 (the “Merger Agreement”), among CCPT, ARCP and Merger Sub. The Offer is subject, among other things, to a condition (which cannot be waived) that the number of shares that are validly tendered in response to the Offer and not validly withdrawn, together with the shares of CCPT common stock already beneficially owned by ARCP and Merger Sub (if any), represents at least a majority of the shares of CCPT common stock outstanding as of immediately prior to the Expiration Time (as defined below in “The Offer — Terms of the Offer”).

Under the Merger Agreement, if the condition regarding the minimum number of shares that must be validly tendered and not validly withdrawn is satisfied and Merger Sub purchases the CCPT shares that are so tendered and, if required, the Top-Up Option is exercised as described below, as promptly as practicable after the expiration date of the Offer, CCPT will be merged with and into Merger Sub (the “Merger”) with Merger Sub surviving the Merger as a wholly-owned subsidiary of ARCP. In connection with the Merger, the holders of CCPT common stock immediately before the effective time of the Merger that did not tender their shares in response to the Offer will receive the same amount of cash that they would have received if they had validly tendered their shares in response to the Offer (i.e., the Offer Price).

The Merger Agreement is described more fully in “Special Factors — Summary of Merger Agreement and Other Agreements.”

CCPT has advised ARCP that at the close of business on March 28, 2014, it had 10,090,951 shares of CCPT common stock outstanding. Cole REIT Advisors, LLC (the “Advisor”), an indirect wholly-owned subsidiary of ARCP, owns 1,000 of those shares.

CCPT’s board of directors unanimously (i) authorized the execution and delivery of the Merger Agreement and declared advisable the consummation of the Offer and the Merger and the other transactions contemplated by the Merger Agreement, (ii) directed that if approval of the Merger by the CCPT stockholders is required by applicable law, the Merger and the other transactions contemplated by the Merger Agreement be submitted for consideration at a meeting of the CCPT stockholders and (iii) resolved to recommend that the CCPT stockholders accept the Offer, tender their shares of CCPT common stock pursuant to the Offer and, if required by applicable law, vote in favor of the approval of the Merger and the other transactions contemplated by the Merger Agreement.

There is no financing condition to the Offer. The principal condition to the Offer is that the number of shares of CCPT common stock validly tendered in response to the Offer and not validly withdrawn, together with the shares of CCPT common stock already beneficially owned by ARCP and Merger Sub (if any), represents at least a majority of the shares of CCPT common stock outstanding as of immediately prior to the Expiration Time (the “Minimum Tender Condition”). This Minimum Tender Condition cannot be waived, and therefore, unless it is satisfied, we will not be permitted to purchase the shares that are validly tendered and not validly withdrawn and the Merger will not take place. There are also a number of other conditions to our obligation to purchase the shares that are validly tendered in response to the Offer, including the condition that a legal opinion (the “Offer REIT Opinion”) from CCPT’s counsel as to CCPT’s status as a real estate investment trust for federal income tax purposes (a “REIT”) shall have been delivered to ARCP, which, in addition to the aforementioned Minimum Tender Condition, cannot be waived by ARCP and Merger Sub. Merger Sub has the right to waive any of the other conditions. They include conditions that (i) CCPT shall have obtained the consent of the counterparties under mortgage loans secured by 35 properties with respect to the consummation of the Offer and the Merger; (ii) no event, change or occurrence shall have occurred since the date of the Merger Agreement that, either individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on the business or operations of CCPT; (iii) no governmental action making the Offer or the Merger illegal or otherwise prohibiting the Offer or the Merger or seeking to restrain the ownership or operation of ARCP’s or CCPT’s business or assets shall have occurred; (iv) the representations and warranties of CCPT being true and correct as of the Expiration Time, subject, in most cases, to a material adverse effect standard; (v) CCPT shall have performed or complied with its covenants and obligations under the Merger Agreement in all material respects; (vi) the exemption by CCPT’s board of directors of the ownership of CCPT common stock by ARCP, Merger Sub and their respective subsidiaries, as a result of the Offer and the Merger, from the common stock ownership limit set forth in the CCPT charter, shall not have been revoked since the date of the Merger Agreement; and (vii) the Merger Agreement shall not have been terminated in accordance with its terms.

If we purchase the shares that are validly tendered in response to the Offer, the only conditions to our obligation to complete the Merger will be that (i) there not be any law or order of a court or other governmental authority that invalidates the Merger Agreement or restrains ARCP or us from completing the Merger, (ii) if the CCPT stockholders must approve the Merger, the Merger shall have been approved by holders of a majority of the outstanding shares of CCPT common stock (which ARCP and we will be able to do even if no other CCPT stockholders vote in favor of approving the Merger) and (iii) CCPT’s counsel shall have delivered a written opinion (the “Merger REIT Opinion”) as to CCPT’s status as a REIT commencing with CCPT’s taxable year ended on December 31, 2004 through the effective time of the Merger. CCPT stockholders will not have the rights of an objecting stockholder or similar rights as a result of the Merger or the other transactions contemplated by the Merger Agreement, and we have not (a) given unaffiliated stockholders of CCPT access to CCPT corporate files or (b) provided for separate counsel or appraisal services at our expense.

Before CCPT’s board of directors determined to recommend that CCPT stockholders tender their shares in response to the Offer and approve the Merger, the CCPT board of directors received an opinion from Duff & Phelps, LLC, the financial advisor to the CCPT board of directors (in such capacity, the “Financial Advisor”), that as of March 17, 2014 based on and subject to specified assumptions, qualifications and limitations, the consideration to be paid to the holders of CCPT common stock (except for ARCP, its subsidiaries or any wholly-owned subsidiary of CCPT) pursuant to the Merger Agreement, was fair, from a financial point of view, to such holders. A copy of the Financial Advisor’s written opinion (the “Fairness Opinion”), which describes the assumptions it made, the procedures it followed, the matters it considered and the limitations on the review it undertook, and summarizes the material financial analyses the Financial Advisor made in connection with its reaching its opinion, is incorporated by reference, and attached as an Annex to, CCPT’s Solicitation/Recommendation Statement on Schedule 14D-9, that is being filed in connection with the Offer and is being distributed to CCPT’s stockholders at the same time as this Offer to Purchase. The Financial Advisor’s opinion is not a recommendation as to whether or not any holder of CCPT common stock should tender CCPT common stock in response to the Offer or how any holder of CCPT common stock should vote with respect to the Merger or any other matter. The Financial Advisor’s opinion is necessarily based on market and other conditions as in effect on, and the information made available to the Financial Advisor at or prior to, March 17, 2014, which is the date it rendered its opinion. When the CCPT board of directors engaged the Financial Advisor on March 10, 2014 to act as CCPT’s board of directors’ financial advisor, CCPT agreed to pay (and has paid) the Financial Advisor professional fees of $250,000, comprised of a nonrefundable retainer of $125,000 that was payable and which was paid upon execution of the engagement and $125,000 payable upon the Financial Advisor informing CCPT that it was prepared to deliver the Fairness Opinion. CCPT also agreed to pay Duff & Phelps Securities, LLC, for investment banking services in connection with the solicitation of alternative transactions during the Go Shop Period, in an amount equal to $75,000 payable after the expiration of the Merger Agreement’s Go Shop Period, which is on April 16, 2014. In the event that a transaction is consummated with a third party (other than ARCP and its affiliates) solicitated by Duff & Phelps during the Go Shop Period, CCPT will also pay Duff & Phelps Securities, LLC a cash fee equal to 5% of the amount by which the purchase price per share of the Company’s common stock exceeds $7.25 multiplied by the number of shares acquired for cash as of the closing of such transactions. CCPT has also agreed to reimburse certain of the Financial Advisor’s expenses and to indemnify the Financial Advisor and certain related parties for certain liabilities relating to or arising out of its engagement. See “Special Factors — Position of CCPT Regarding Fairness of the Offer and the Merger — The Fairness Opinion of Financial Advisor.”

CCPT also retained the appraisal services of Duff & Phelps (in such capacity, the “Appraiser”) to discretely value and complete estimations of the “as is” market values, as of December 31, 2013, for the 39 net-leased properties of CCPT net of the mortgage indebtedness to which these properties are subject. The Appraiser delivered a report to the board of directors of CCPT on January 22, 2014 regarding these valuations (the “Appraisal Report”). This Appraisal Report was conducted for the purposes of assisting fiduciaries of plans subject to annual reporting requirements of the Employee Retirement Income Security Act of 1974, as amended, and individual retirement account (“IRA”) trustees or custodians, in preparing reports relating to an investment in CCPT shares, and not in connection with the Fairness Opinion, the Offer or the Merger. The CCPT board of directors considered the Appraisal Report, and the information and analyses set forth therein, in establishing the estimated value of CCPT’s common stock of $6.55 per share as of December 31, 2013. The CCPT board of directors also considered transaction costs that may be incurred in liquidating the portfolio. This estimated value is within the $6.33 to $7.72 per share valuation range calculated by Appraiser using the methodologies described in “Special Factors — Position of CCPT Regarding Fairness of the Offer and the Merger — The Appraisal.”

Certain material U.S. federal income tax consequences of the sale of shares in response to the Offer or the receipt of cash as a result of the Merger are described in “The Offer — Certain Material U.S. Federal Income Tax Consequences.”

Tendering stockholders whose CCPT common stock is registered in their own names and who submit materials directly to the Depositary (as defined below) will not be required to pay brokerage fees or commissions or, except as set forth in Instruction 4 of the Letter of Transmittal, transfer taxes in connection with the sale of their CCPT common stock in response to the Offer. DST Systems, Inc. (in such capacity, the “Depositary”) is the Depositary with regard to the Offer, and we will pay all fees and expenses due to it for acting as Depositary, or to Cole Capital Corporation (“CCC,” and in such capacity, the “Information Agent”) for acting as information agent, in connection with the Offer and the Merger. See “The Offer — Expenses.”

THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION AND SHOULD BE READ IN THEIR ENTIRETY BEFORE ANY DECISION IS MADE ABOUT WHETHER TO TENDER CCPT COMMON STOCK IN RESPONSE TO THE OFFER.

SPECIAL FACTORS

1. Background of the Offer; Past Contacts, Negotiations and Transactions

The information set forth below regarding CCPT was provided by CCPT, and none of ARCP, Merger Sub or any of their representatives takes any responsibility for the accuracy or completeness of any information regarding meetings or discussions in which ARCP, Merger Sub or their representatives did not participate.

The following is a description of contacts between representatives of ARCP with representatives of CCPT that resulted in the execution of the Merger Agreement and the agreements related to the Offer. This chronology covers only key events leading up to the Merger Agreement, and does not purport to catalogue every conversation between the representatives of ARCP and the representatives of CCPT.

CCPT was formed on March 29, 2004. CCPT is party to an advisory agreement with the Advisor, and a property management and leasing agreement with Cole Realty Advisors, LLC (the “Property Manager”), under which the Advisor and the Property Manager manage the day-to-day operations and assets of CCPT and any transactions related to CCPT’s real estate portfolio. Prior to the consummation of the Cole Merger, as described below, the Advisor and the Property Manager were indirectly owned by Cole Real Estate Investments, Inc. (“CREI”), as a result of CREI acquiring Cole Holdings Corporation (“CHC”) on April 5, 2013 pursuant to a transaction whereby CHC merged with and into CREInvestments, LLC, a wholly owned subsidiary of CREI. On February 7, 2014, CREI merged with and into a direct wholly owned subsidiary of ARCP (the “Cole Merger”). As described in “Relationships among ARCP, the Advisor, the Property Manager and CCPT — Reorganization Post-Cole Merger,” as a result of the Cole Merger and certain internal restructuring transactions undertaken by ARCP following the consummation of the Cole Merger, ARCP indirectly owns and controls the Advisor and the Property Manager.

On February 20, 2014, the independent directors of the ARCP board of directors, including Thomas A. Andruskevich, Scott J. Bowman, Leslie D. Michelson, Edward G. Rendell, Scott P. Sealy, Sr. and William G. Stanley (collectively, the “Independent Directors”), held a telephonic meeting of the Independent Directors to discuss management’s proposal to acquire all of the outstanding shares of CCPT. At this meeting, ARCP management reviewed a presentation relating to the proposed transaction with the Independent Directors, which presentation was provided to the Independent Directors in advance of the meeting. The Independent Directors asked questions and discussion ensued. At this telephonic meeting, the Independent Directors approved the engagement of Proskauer Rose LLP (“Proskauer”) to serve as ARCP’s legal advisor and Venable LLP (“Venable”) to serve as ARCP’s Maryland local counsel in connection with the proposed transaction. Thereafter, the Independent Directors formed a special negotiating committee of independent directors to evaluate a possible transaction with CCPT comprised of Messrs. Michelson, Bowman and Stanley (the “ARCP Negotiating Committee”), none of whom are officers or employees of ARCP or CCPT or directors of CCPT. The Independent Directors additionally authorized ARCP management to deliver a non-binding proposal to the board of directors of CCPT providing for the acquisition of CCPT by ARCP by way of a tender offer followed by a merger.

On February 21, 2014, in-house counsel of ARCP e-mailed the CCPT board of directors, which at that time was comprised of Nicholas S. Schorsch, William M. Kahane and D. Kirk McAllaster, Jr., each in his capacity as a member of the CCPT board of directors, a proposal letter setting forth an offer by ARCP to acquire all of the outstanding shares of CCPT by way of a tender offer at $7.10 per share in cash followed by a merger pursuant to the terms of a merger agreement to be entered into by ARCP and CCPT, together with a mutual confidentiality agreement. The proposal letter requested a response from the CCPT board of directors by no later than 5:00 p.m. Eastern time on February 25, 2014, and stated that, due to the overlap of ARCP’s and CCPT’s directors, ARCP had formed the ARCP Negotiating Committee to negotiate the terms of the proposed transaction with the CCPT board of directors.

On February 25, 2014, Morris, Manning & Martin, LLP (“Morris Manning”), counsel to CCPT, e-mailed a letter, on behalf of the CCPT board of directors, to Proskauer requesting an additional 10 days to continue to consult with CCPT’s advisors before responding to ARCP’s proposal.

On February 26, 2014, Proskauer e-mailed a letter, on behalf of the ARCP Negotiating Committee, to Morris Manning requesting that CCPT respond to ARCP’s proposal by 11:00 a.m. Eastern time on March 5, 2014, after which ARCP’s proposal would expire.

On February 28, 2014, the CCPT board of directors met by teleconference and unanimously appointed Robin A. Ferracone to serve as an independent director on CCPT’s board of directors. In considering Ms. Ferracone to serve on the CCPT board of directors, her prior experience as an independent director, as well as her extensive corporate governance experience and other professional accomplishments were considered.

On March 5, 2014, Morris Manning e-mailed a letter, on behalf of the CCPT board of directors, to Proskauer responding to ARCP’s proposal of February 21, 2014, which letter proposed a price of $7.36 per share payable in cash, a single-step merger structure, rather than a tender offer followed by a second-step merger, and the right of CCPT to accept a superior proposal, subject to a 2% cash break-up fee. Consummation of the transaction would be subject to CCPT’s receipt of a fairness opinion and stockholder approval of the transaction. The letter requested a response from the ARCP Negotiating Committee by 11:00 a.m. Eastern time on March 8, 2014. Later that day, Morris Manning sent Proskauer comments to the mutual confidentiality agreement previously provided by ARCP.

On March 6, 2014, at a meeting of the ARCP Negotiating Committee, the members of the committee discussed CCPT’s response to its proposal. At this meeting, ARCP management reviewed a presentation relating to the proposed transaction with the ARCP Negotiating Committee, which presentation was provided to the ARCP Negotiating Committee in advance of the meeting. Proskauer and Venable also participated in the meeting. After the meeting, Proskauer contacted Morris Manning to discuss the response in greater detail, including the proposed structure of the transaction.

On March 7, 2014, Proskauer and Morris Manning further discussed CCPT’s response to ARCP’s initial proposal, at which time Morris Manning indicated that CCPT may be amenable to the tender offer structure proposed by ARCP if the merger agreement were to include a “go-shop” period that would run concurrently with the tender offer period, during which time CCPT would be permitted to solicit alternative proposals. Later that day, Proskauer e-mailed Morris Manning the ARCP Negotiating Committee’s response to CCPT’s letter of March 5, 2014, which letter proposed a price of $7.25 per share payable in cash, with ARCP agreeing to assume the costs related to the debt assumption or defeasance. The proposal also reiterated ARCP’s desire to structure the transaction as a tender offer followed by a second-step merger and indicated that ARCP would agree to a 2% cash break-up fee and 30-day go-shop period that would run concurrently with the tender offer period, subject to CCPT’s agreeing to ARCP’s proposed structure. The letter requested a response from the CCPT board of directors by 5:00 p.m. Eastern time on March 11, 2014.

On March 10, 2014, Morris Manning e-mailed a letter, on behalf of the CCPT board of directors, to Proskauer responding to ARCP’s updated proposal of March 7, 2014, which letter indicated that after careful review of ARCP’s updated proposal, CCPT agreed to move forward to negotiate a definitive agreement with ARCP based upon the terms presented therein. Thereafter, Morris Manning contacted Proskauer to discuss timing and next steps, and Proskauer indicated that it would deliver a draft merger agreement in the coming days.

On March 11, 2014, ARCP and CCPT executed the mutual confidentiality agreement. Later that day, Proskauer delivered an initial draft of the merger agreement to Morris Manning. Thereafter, Morris Manning delivered a draft of the CCPT Certificate of Acknowledgment and Agreement of the “Protocol for Maintaining Wall Between CCPT Deal Team and ARCP Management Members” (the “Information Barriers Agreement”) to be signed by certain employees of ARCP designated as “CCPT Designees.” See “Special Factors —  Relationships among ARCP, the Advisor, the Property Manager and CCPT — CCPT Conflicts Policy and Information Barriers Between ARCP and CCPT in Connection with the Merger.”

On March 13, 2014, Proskauer and Morris Manning discussed the anticipated timing of the transaction and Morris Manning’s initial questions and comments on the draft of the merger agreement circulated by Proskauer, including questions and comments relating to the go-shop provision, the break-up fee and expense reimbursement and ARCP’s plans with respect to CCPT’s indebtedness. Later that day, Morris Manning sent Proskauer its comments to the draft of the merger agreement delivered by Proskauer.

On March 14, 2014, Proskauer and Morris Manning discussed further the anticipated timing of the transaction, as well as Morris Manning’s comments to the merger agreement, including Morris Manning’s comments to the go-shop provision and provisions relating to the break-up fee and expense reimbursement. Following that call, Proskauer sent Morris Manning its comments to the revised draft of the merger agreement. Morris Manning also sent Proskauer the final form of the Information Barriers Agreement that was distributed to the CCPT Designees for their acknowledgment.

On March 15, 2014, Proskauer and Morris Manning discussed Proskauer’s comments to the merger agreement, including, among other things, the amount of transaction expenses for which CCPT would be required to reimburse ARCP if the merger agreement were to be terminated in certain circumstances. Later that day, Morris Manning sent Proskauer an initial draft of CCPT’s disclosure letter.

On March 16, 2014, Morris Manning sent Proskauer a revised draft of the merger agreement and Proskauer sent Morris Manning comments to the draft CCPT disclosure letter. Later that day, Proskauer and Morris Manning discussed Morris Manning’s comments to the latest draft of the merger agreement. Following that conversation, Proskauer sent a revised draft of the merger agreement to Morris Manning. Thereafter, Proskauer and Morris Manning had a further discussion regarding the merger agreement, including, among other things, restrictions on CCPT’s ability to declare and pay dividends prior to the closing of the merger. Later that evening, Proskauer sent a further revised draft of the merger agreement to Morris Manning.

On the morning on March 17, 2014, the ARCP Negotiating Committee convened a meeting to consider the proposed transaction with CCPT. At this meeting, Proskauer reviewed a summary of the merger agreement and ARCP management reviewed a presentation relating to certain financial aspects of the proposed transaction, each of which was provided to the ARCP Negotiating Committee in advance of the meeting. Venable also participated in the meeting. Following questions by members of the ARCP Negotiating Committee and discussion, the ARCP Negotiating Committee unanimously approved recommending to the full ARCP board of directors to proceed with the proposed transaction on the terms outlined at the meeting.

Throughout the day on March 17, 2014, Proskauer and Morris Manning discussed ARCP’s remaining due diligence requests, CCPT’s disclosure letter and other ancillary matters, including exempting ARCP, Merger Sub and their respective subsidiaries from the ownership limits contained in CCPT’s charter, as contemplated by the merger agreement.

In the afternoon on March 17, 2014, the full ARCP board of directors convened a meeting to consider the merger agreement. At this meeting, Proskauer reviewed a summary of the merger agreement and a timeline outlining the expected timing of the proposed transaction and ARCP management reviewed a presentation relating to certain financial aspects of the proposed transaction, all of which were provided to the ARCP board of directors in advance of the meeting. In addition, Venable made a presentation to the ARCP board of directors regarding its duties in connection with its consideration of the proposed transaction. The ARCP board of directors discussed, among other things, ARCP management’s business rationale for the proposed transaction as well as the terms of the proposed transaction. Following those presentations, the ARCP Negotiating Committee recommended to the ARCP board of directors to proceed with the proposed transaction on the terms outlined at the meeting. Thereafter, all of the members of the ARCP board of directors, other than Messrs. Schorsch and Kahane, who abstained, unanimously approved the merger agreement and the transactions contemplated thereby, including the Offer and the Merger.

Following the ARCP board of directors meeting, during the late afternoon of March 17, 2014 after the U.S. stock markets closed, Proskauer sent Morris Manning a proposed final version of the merger agreement. That evening, the parties finalized the CCPT disclosure letter and executed and delivered the merger agreement.

On March 21, 2014, each of ARCP and CCPT filed with the SEC a Current Report on Form 8-K which disclosed the fact that the parties had entered into the merger agreement and communicated information about the upcoming Offer.

On March 31, 2014, ARCP and Merger Sub filed with the SEC its Schedule TO and commenced the Offer. On the same day, CCPT filed with the SEC its Solicitation/Recommendation Statement on Schedule 14D-9 in connection with the Offer.

2. Purposes of the Offer and the Merger; Plans for CCPT after the Merger

Purposes of the Offer and the Merger.  The purpose of the Offer and the Merger is to enable ARCP to become the sole owner of CCPT. CCPT invests primarily in single-tenant commercial properties, net leased to creditworthy retail tenants under long-term net leases, which is among the type of investments that ARCP makes. CCPT’s portfolio of 39 net-leased properties, which is 100% occupied, diversified across 19 states and encompasses approximately one million square feet, is complementary to ARCP’s portfolio and would add five new tenants to ARCP’s tenant roster. The CCPT portfolio is 43% investment grade. ARCP believes the acquisitions will be accretive to its earnings, and the implied capitalization rate at which it will acquire CCPT’s properties is attractive. Also, as the indirect advisor to CCPT, ARCP believes CCPT’s stockholders desire to monetize their stock, which is currently relatively illiquid. The Offer and the Merger would provide this liquidity event for the CCPT stockholders.

Plans for CCPT.  If we are successful in our effort to complete the Offer and the Merger, after the Merger of CCPT into Merger Sub, the company that survives the Merger will be wholly owned by ARCP. After the Merger, ARCP plans to (i) effectuate certain restructuring transactions resulting in Cole Operating Partnership I, LP, a Delaware limited partnership and the operating partnership of CCPT (“CCPT OP”), becoming a subsidiary of ARC Properties Operating Partnership, L.P., a Delaware limited partnership and the operating partnership of ARCP (the “ARCP OP”), and (ii) liquidate and dissolve Merger Sub or merge Merger Sub out of existence. CCPT OP currently indirectly owns the 39 commercial properties owned by CCPT.

Except as described above and for its plans with regard to the Offer and the Merger as described elsewhere in this Offer to Purchase, neither we nor ARCP has any plans or proposals, or is engaged in any negotiations, that relate to or would result in (i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving CCPT or any of its subsidiaries, or (ii) a purchase, sale or transfer of a material amount of assets of CCPT or its subsidiaries. As a result of the Merger, or possibly even before the Merger, the registration of the CCPT common stock under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), will be terminated, resulting in CCPT no longer being required to file reports with the SEC under Section 15(d) of the Exchange Act.

3. Recommendation by CCPT’s Board of Directors

CCPT’s board of directors is responsible for participating in and directing the negotiation of the terms and conditions of a sale of CCPT or its portfolio or a merger or other business combination, in order to (i) solicit expressions of interest or proposals for a potential transaction of such type, (ii) determine whether any potential transaction is fair and reasonable to CCPT, (iii) consider possible alternative transactions or alternative structures for potential transactions, (iv) (x) reject or approve any potential transaction and (y) authorize CCPT to enter into definitive documents with respect to a proposed transaction and (v) take any actions it might deem to be appropriate in connection with anti-takeover provisions. The CCPT board of directors engaged Morris Manning as its legal advisor and Miles & Stockbridge P.C. as special Maryland counsel along with the Financial Advisor. All negotiations relating to the Merger Agreement and the transactions that are the subject of the Merger Agreement were conducted on behalf of CCPT by its board of directors and its financial and/or legal advisors.

After the terms of the Merger Agreement had been finalized, CCPT’s board of directors, including Ms. Ferracone, and Ms. Ferracone separately, as the sole independent director, Ferracore as the independent director, approved the Merger Agreement and the transactions contemplated by it, including the Offer and the Merger, and now recommends that the stockholders of CCPT (other than ARCP and its affiliates) accept the Offer and, if stockholder approval of the Merger is required, approve the Merger Agreement and the transactions contemplated by it.

CCPT’s board of directors unanimously (i) authorized the execution and delivery of the Merger Agreement and declared advisable the consummation of the Offer and the Merger and the other transactions contemplated by the Merger Agreement, (ii) directed that if approval of the Merger by the CCPT stockholders is required by applicable law, the Merger and the other transactions contemplated by the Merger Agreement be submitted for consideration at a meeting of the CCPT stockholders and (iii) resolved to recommend that the CCPT stockholders accept the Offer, tender their shares of CCPT common stock pursuant to the Offer and, if required by applicable law, vote in favor of the approval of the Merger and the other transactions contemplated by the Merger Agreement.

4. Position of ARCP Regarding Fairness of the Offer and the Merger

ARCP’s principal interest in the Offer and the Merger is to acquire 100% ownership of CCPT on terms that make the acquisition in ARCP’s best interests. The CCPT board of directors had the principal responsibility of analyzing the fairness of the Offer and the Merger to CCPT and its stockholders (other than ARCP and its affiliates). The views of CCPT’s board of directors about the Offer are set forth in a Schedule 14D-9 that CCPT is filing with the SEC and which is being distributed to CCPT’s stockholders at the same time as this Offer to Purchase. However, ARCP believes the transactions contemplated by the Merger Agreement (i.e., the Offer and the Merger) are fair to CCPT’s stockholders (other than ARCP and its affiliates). The principal reason for this belief is that the Offer Price $7.25 per share represents:

•	An approximately 10.75% premium to CCPT’s published estimated per share value of $6.55 per share as of December 31, 2013; and
•	An approximately 14% premium over the $6.33 low-end estimated net asset value of a share of CCPT common stock, valuing its assets at their market value, and an approximately 3.5% premium over the $7.00 midpoint net asset value of a share of CCPT common stock, valuing its assets at their market value, in each case, as of December 31, 2013, as valued by the Appraiser.

Other reasons ARCP believes the transactions contemplated by the Merger Agreement are fair to CCPT stockholders (other than ARCP and its affiliates) include:

•	Under the Merger Agreement, the CCPT board of directors has a 30-day period (the “Go Shop Period”) beginning March 17, 2014, and continuing until 11:59 p.m. (New York City time) on April 16, 2014 (the “No Shop Period Start Date”), during which CCPT may actively initiate, solicit and encourage alternative acquisition proposals from third parties and provide non-public information to and engage in discussions with such third parties with respect to a merger, share exchange, consolidation or similar transaction involving CCPT, or a tender offer for a majority or more of CCPT’s equity securities or a majority or more of its and its subsidiaries’ assets on a consolidated basis. That Go Shop Period runs concurrently with this Offer, and insofar as we are aware, that effort has not resulted in a proposal for a transaction that the CCPT board of directors has determined would be more beneficial to the holders of CCPT’s common stock than the Offer and the Merger, taking into account all legal, financial and regulatory aspects of the proposed transaction.
•	After purchasing shares in CCPT pursuant to a private placement that launched in April 2004, CCPT’s stockholders have been provided with limited liquidity to date. However, the $7.25 per share tender offer price proposed by us, coupled with average aggregate distributions of approximately $5.42 per share paid to CCPT stockholders, would result in a total return of $12.67 per share, representing approximately 126.7% of the initial purchase price of $10.00 per share.
•	Under the Merger Agreement, prior to the closing of the Offer, the CCPT board of directors can consider proposals or offers with respect to a merger, share exchange, consolidation or similar transaction involving CCPT, or a tender offer for a majority or more of CCPT’s equity securities or a majority or more of its and its subsidiaries’ assets on a consolidated basis. Insofar as we or ARCP are aware, that effort has not resulted in a proposal for a transaction that the CCPT board of directors determined would be more beneficial to the holders of CCPT common stock than the Offer and the Merger, taking into account all legal, financial and regulatory aspects of the proposed transaction.

•	Because CCPT is a real estate company with common stock that is not listed any securities exchange, it cannot capitalize on growth opportunities that might be available to larger real estate companies that have publicly-traded stock and a lower cost of capital. Moreover, CCPT has limited cash availability to manage its portfolio, absent further borrowings.
•	ARCP, as the indirect advisor to CCPT, and as the owner of a substantial private capital management business, is incentivized to see that CCPT’s stockholders received an attractive price for their stock.

5. Position of CCPT Regarding Fairness of the Offer and the Merger

The views of CCPT’s board of directors about the Offer are set forth in a Schedule 14D-9 that CCPT is filing with the SEC and is being distributed to CCPT’s stockholders at the same time as this Offer to Purchase.

The Fairness Opinion

The CCPT board of directors received an opinion from the Financial Advisor, Duff & Phelps, LLC, as to its opinion regarding the fairness from a financial point of view of the Offer and the Merger to CCPT’s stockholders (other than ARCP and its affiliates). A copy of the Financial Advisor’s written opinion, which describes the assumptions it made, the procedures it followed, the matters it considered and the limitations on the review it undertook, and summarizes the material financial analyses the Financial Advisor made in connection with its reaching its opinion, is incorporated by reference, and attached as an Annex to, CCPT’s Solicitation/Recommendation Statement on Schedule 14D-9, that is being filed in connection with the Offer and is being distributed to CCPT’s stockholders at the same time as this Offer to Purchase. The opinion of the Financial Advisor is not a recommendation as to whether or not any holder of CCPT common stock should tender CCPT common stock in response to the Offer or how any holder of CCPT common stock should vote with respect to the Merger or any other matter. The Financial Advisor’s opinion is necessarily based on market and other conditions as in effect on, and the information made available to the Financial Advisor at or prior to, March 17, 2014, which is the date it rendered its opinion.

When the CCPT board of directors engaged the Financial Advisor on March 10, 2014, to act as the financial advisor to the CCPT board of directors, CCPT agreed to pay (and has paid) the Financial Advisor professional fees of $250,000, comprised of a nonrefundable retainer of $125,000 that was payable and which was paid upon execution of the engagement and $125,000 payable upon the Financial Advisor informing CCPT that it was prepared to deliver the Fairness Opinion. CCPT also agreed to pay Duff & Phelps Securities, LLC, for investment banking services in connection with the solicitation of alternative transactions during the Go Shop Period, in an amount equal to, $75,000 payable after the expiration of the Merger Agreement’s Go Shop Period which is on April 16, 2014. In the event that a transaction is consummated with a third party (other than ARCP and its affiliates) solicitated by Duff & Phelps during the Go Shop Period, CCPT will also pay Duff & Phelps Securities, LLC a cash fee equal to 5% of the amount by which the purchase price per share of CCPT’s common stock exceeds $7.25 multiplied by the number of shares acquired for cash as of the closing of such transactions. CCPT has also agreed to reimburse certain of the Financial Advisor’s expenses and to indemnify the Financial Advisor and certain related parties for certain liabilities relating to or arising out of its engagement.

The CCPT board of directors selected Duff & Phelps, LLC as its financial advisor because it is a leading independent financial advisory firm, offering a broad range of valuation and investment banking services, including fairness and solvency opinions, mergers and acquisitions advisory, mergers and acquisitions due diligence services, financial reporting and tax valuation, fixed asset and real estate consulting, ESOP and ERISA advisory services, legal business solutions and dispute consulting. In addition, Duff & Phelps, LLC is regularly engaged in the valuation of businesses and securities in the preparation of fairness opinions in connection with mergers, acquisitions and other strategic transactions.

The Appraisal

As previously disclosed in CCPT’s Current Report on Form 8-K (File No. 000-51962), filed on January 31, 2014, CCPT retained the independent appraisal services of the Appraiser, Duff & Phelps, LLC, to discretely value and complete estimations of the “as is” market values, as of December 31, 2013, for the

39 net-leased properties of CCPT, subject to the mortgage indebtedness encumbering these properties. The Appraiser delivered a report (the “Appraisal Report”) to CCPT on January 22, 2014 regarding these valuations. The Appraisal Report was prepared for the purposes of reporting an estimated share value of CCPT’s common stock to assist fiduciaries of plans subject to annual reporting requirements of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and IRA trustees or custodians, in preparing reports relating to an investment in CCPT shares, and not in connection with the Fairness Opinion, the Offer or the Merger. The Appraiser’s analyses, opinions and conclusions were developed, and their report prepared in conformity with (i) the Code of Professional Ethics and Standards of Professional Practice of the Appraisal Institute, (ii) the Uniform Standards of Professional Appraisal Practice, and (iii) subject to general assumptions and limiting conditions described below and set forth in the Appraisal Report.

The appraisal and other information in the context of determining estimated per share value of CCPT common stock

The previously reported estimated values of CCPT’s common stock, which were established by the CCPT board of directors based on similar valuations of the properties then held by CCPT, are set forth below:

Estimated Value Per Share	Effective Date of Valuation
$6.55	December 31, 2013
$7.75	December 31, 2012
$7.95	December 31, 2011
$7.65	December 31, 2010
$7.65	December 31, 2009

In determining the most recent estimated value of CCPT’s common stock, the CCPT board of directors considered information and analysis, including valuation materials that were provided by the Appraiser in the Appraisal Report, and information provided by the Advisor before ARCP became the indirect owner of the Advisor.

The materials provided by the Appraiser included a range of net asset values (“NAV”) of CCPT’s shares, and the CCPT board of directors believes that the use of the “NAV methodology,” as discussed below, as the primary or sole indicator of value has become more widely accepted as a best practice in the valuation of non-traded REIT shares. In addition, the CCPT board of directors determined that the NAV methodology was the most appropriate valuation methodology based on the size of CCPT’s portfolio, as it may be more likely that a potential liquidity transaction would occur through individual or portfolio asset sales rather than through a listing of CCPT’s shares on a national securities exchange or other significant sale of CCPT’s equity securities.

The Advisor provided the CCPT board of directors information based on its continued active management of CCPT’s portfolio and noted that, pursuant to CCPT’s charter, if CCPT does not list its shares on a national securities exchange on or before February 1, 2016, the CCPT board of directors would be required to either seek stockholder approval of an amendment or extension of this listing deadline, or seek stockholder approval to adopt a plan of liquidation. Accordingly, the Advisor had begun assisting the CCPT board of directors in gathering information for the purpose of investigating potential liquidity strategies. The Advisor and the CCPT board of directors discussed current conditions in the commercial real estate market and the transaction costs that may be incurred in liquidating CCPT’s portfolio, such as broker costs, loan assumption costs and fees and potential loan prepayment costs. The CCPT board of directors considered the potential impact of these transaction costs on the net proceeds to be received by CCPT stockholders in a liquidity transaction. The CCPT board of directors determined that, although transaction costs were not reflected in its previous determinations of CCPT’s estimated share value, it would be appropriate to reflect the potential impact of such costs in the estimated per share value of CCPT’s common stock as of December 31, 2013 in light of the aforementioned charter provision and the investigation of potential liquidity strategies.

Based on these considerations, the CCPT board of directors established an estimated value of CCPT’s common stock, as of December 31, 2013, of $6.55 per share. This estimated value is within the $6.33 to $7.72 per share valuation range calculated by the Appraiser using the NAV methodology. If the CCPT board of directors had used one or more different valuation methods, it may have made a different determination regarding the estimated value of CCPT’s common stock. The CCPT board of directors was solely responsible for the establishment of the per share estimated value.

Methodology

In preparing its valuation materials, the Appraiser, among other things:

•	reviewed financial and operating information requested from, or provided by, CCPT;
•	researched the market by means of publications and other resources to measure current market conditions, supply and demand factors and growth patterns and their effect on the subject properties;
•	reviewed and discussed with senior management of CCPT the historical and anticipated future financial performance of the properties, including the review of forecasts prepared by CCPT; and
•	performed such other analyses and studies, and considered such other factors, as the Appraiser considered appropriate.

In determining the range of values of CCPT’s shares using the NAV methodology, the Appraiser utilized two approaches in valuing CCPT’s real estate assets that are commonly used in the commercial real estate industry. The following is a summary of the NAV methodology and the valuation approaches discussed in the materials provided by the Appraiser:

NAV Methodology — The NAV methodology determines the value of CCPT by determining the estimated market value of CCPT’s entity level assets, including real estate assets, and subtracting the market value of its entity level liabilities, including its mortgage debt. The materials provided by the Appraiser to estimate the value of the real estate assets were prepared using discrete estimations of “as is” market valuations for each of the properties in CCPT’s portfolio using the income capitalization approach as the primary indicator of value and the sales comparison approach as a secondary approach to value, as discussed in greater detail below. From the aggregate values of the individual properties, the Appraiser made adjustments to reflect balance sheet assets and liabilities. The resulting amount, which was the estimated NAV of the portfolio, was divided by the number of common shares outstanding to determine the estimated NAV per share.

Income Capitalization Approach — DCF — The income capitalization approach simulates the reasoning of an investor who views the cash flows that would result from the anticipated revenue and expense on a property throughout its lifetime. The net income developed in the Appraiser’s analysis was the balance of potential income remaining after vacancy and collection loss and operating expenses. This net income was then capitalized at an appropriate rate to derive an estimate of value (the “Direct Capitalization Method”) or discounted by an appropriate yield rate over a typical projection period in a discounted cash flow analysis (the “DCF Method”). Thus, two key steps were involved: (1) estimating the net income applicable to the subject property; and (2) choosing appropriate capitalization rates and discount rates.

The Appraiser utilized the Direct Capitalization Method for the twelve properties in CCPT’s portfolio with more than ten years remaining on their leases and the DCF Method for the 27 remaining properties.

Sales Comparison Approach — The sales comparison approach estimates value based on what other purchasers and sellers in the market have agreed to as price for comparable improved properties. This approach was based upon the principle of substitution, which states that the limits of prices, rents and rates tend to be set by the prevailing prices, rents and rates of equally desirable substitutes.

Based upon the data and conclusions presented in the Appraisal Report, the Appraiser estimated the “as is” market values of the net leased fee interests in the 39 net-leased properties as of December 31, 2013 as follows:

This Tenant	Property Address	City	State	Low End Estimated Market Value	Midpoint Estimated Market Value	High End Estimated Market Value
1. Walgreens	5202 Almeda Dr.	Houston	TX	$2,580,000	$2,680,000	$2,780,000
2. Walgreens	400 West 23rd St.	Lawrence	KS	$3,090,000	$3,210,000	$3,330,000
3. Rite Aid	3060 Thomas St.	Memphis	TN	$2,330,000	$2,390,000	$2,450,000
4. Rite Aid	1560 Parkman Rd. NW	Warren	OH	$3,550,000	$3,670,000	$3,800,000
5. Walgreens	1201 Camp Jackson Rd.	Cahokia	IL	$1,950,000	$2,020,000	$2,100,000
6. Walgreens	15609 Lakeshore Blvd	Cleveland	OH	$2,400,000	$2,490,000	$2,590,000
7. Lowe’s	2111 Fair Park Blvd.	Jonesboro	AR	$10,370,000	$10,810,000	$11,290,000
8. Lowe’s	3620 Emmett F Lowry Expy	Texas City	TX	$12,050,000	$12,490,000	$12,950,000
9. CVS	900 North J.K. Powell Blvd.	Whiteville	NC	$2,980,000	$3,100,000	$3,240,000
10. Rite Aid	713 Broadway	Bangor	ME	$3,880,000	$4,010,000	$4,150,000
11. Tractor Supply	541 W. Reservoir Rd.	Woodstock	VA	$2,890,000	$2,980,000	$3,090,000
12. Sherwin-Williams	2375 West Prospect Rd.	Ashtabula	OH	$850,000	$880,000	$910,000
13. Sherwin-Williams	4040 South Ave.	Boardman	OH	$1,020,000	$1,060,000	$1,100,000
14. Sherwin-Williams	1902 North Wayne St.	Angola	IN	$1,230,000	$1,280,000	$1,330,000
15. Apria Healthcare	7353 Company Dr.	Indianapolis	IN	$5,190,000	$5,480,000	$5,780,000
16. Gander Mountain	19820 Hempstead Rd.	Houston	TX	$13,790,000	$14,510,000	$15,280,000
17. CVS	20601 FM 1431	Lago Vista	TX	$6,050,000	$6,300,000	$6,580,000
18. Rite Aid	2460 George Washington Mem Hwy	Hayes	VA	$3,730,000	$3,960,000	$4,230,000
19. Rite Aid	4010 Anderson Mill Rd.	Spartanburg	SC	$4,590,000	$4,870,000	$5,200,000
20. Rite Aid	6414 State Park Rd.	Travelers Rest	SC	$4,220,000	$4,490,000	$4,790,000
21. CVS	11115 East U.S. Hwy 24	Independence	MO	$3,980,000	$4,130,000	$4,280,000
22. Rite Aid	1696 Middle Tennessee Blvd.	Murfreesboro	TN	$2,520,000	$2,640,000	$2,770,000
23. Rite Aid	1334 Windrim Ave.	Philadelphia	PA	$3,450,000	$3,560,000	$3,680,000
24. CVS	603 South Cedar Ridge Dr.	Duncanville	TX	$3,390,000	$3,510,000	$3,640,000
25. CineMagic Theatre	2171 Superior Drive NW	Rochester	MN	$2,860,000	$3,000,000	$3,160,000
26. Rite Aid	8130 Ohio River Rd.	Wheelersburg	OH	$1,940,000	$2,010,000	$2,070,000
27. Tractor Supply	5525 US HWY 60 W	Paducah	KY	$2,150,000	$2,220,000	$2,300,000
28. Rite Aid	1502 Executive Dr.	St. Mary’s	OH	$2,880,000	$3,060,000	$3,260,000
29. Tractor Supply	3300 Veterans Outer Loop	Glasgow	KY	$2,490,000	$2,580,000	$2,670,000
30. Best Buy	3040 N. Gloster St.	Tupelo	MS	$2,630,000	$2,760,000	$2,900,000
31. Conn’s	747 NE Loop 820	Hurst	TX	$2,490,000	$2,610,000	$2,750,000
32. Conn’s	11101 Pecan Park Blvd.	Austin	TX	$3,980,000	$4,180,000	$4,390,000
33. Conn’s	2531 West Anderson Ln.	Austin	TX	$3,690,000	$3,820,000	$3,960,000
34. Vanguard Car Rental	3600 Naturally Fresh Blvd.	College Park	GA	$12,150,000	$12,870,000	$13,650,000
35. Rite Aid	226 Parker Farm Rd.	Buxton	ME	$2,210,000	$2,280,000	$2,360,000
36. Tractor Supply	5235 SW Topeka Blvd	Topeka	KS	$2,440,000	$2,570,000	$2,700,000
37. AutoZone	958 North Bridge St	Yorkville	IL	$1,880,000	$1,950,000	$2,020,000
38. Dollar General	906 South Park Dr	Broken Bow	OK	$1,810,000	$1,870,000	$1,940,000
39. Sunoco	1760 East Merritt Island Cswy	Merritt Island	FL	$3,090,000	$3,200,000	$3,320,000
Total				$150,770,000	$157,500,000	$164,790,000

Accordingly, the aggregate “as is” market values of the leased fee interests in the 39 net-leased properties of CCPT as of December 31, 2013 would range from $150,770,000 to $164,790,000. From the aggregate values of the individual 39 net-leased properties of CCPT, the Appraiser made adjustments to reflect balance sheet asset and liabilities (approximately $86,886,831). Then, utilizing the NAV methodology, including use of the approaches to valuing CCPT’s real estate assets noted above, the Appraiser determined an estimated NAV of the portfolio, which, when divided by the 10,090,951 shares of CCPT’s common stock outstanding on December 31, 2013, resulted in a valuation range of $6.33 to $7.72 per share.

As with any valuation methodology, the NAV methodology used by the CCPT board of directors in reaching an estimate of the value of CCPT’s shares was based upon a number of estimates, assumptions,

judgments and opinions that may, or may not, prove to be correct. The use of different estimates, assumptions, judgments or opinions may have resulted in significantly different estimates of the value of CCPT’s shares. In addition, the CCPT board of directors’ estimate of share value was not based on the book values of CCPT’s real estate, as determined by generally accepted accounting principles, as CCPT’s book value for most real estate was based on the amortized cost of the property, subject to certain adjustments. Furthermore, the actual costs that may be incurred by CCPT in connection with a liquidity event may be different from the potential costs considered by the CCPT board of directors in making its determination of value.

As a result, there can be no assurance that:

•	any stockholder will be able to realize the estimated share value upon attempting to sell their shares;
•	CCPT will be able to achieve, for its stockholders, the estimated value per share upon a listing of CCPT’s shares of common stock on a national securities exchange, a merger of CCPT or a sale of CCPT’s portfolio; or
•	the estimated share value, or the methodology relied upon by the CCPT board of directors to estimate the share value, will be found by any regulatory authority to comply with ERISA, the Code or other regulatory requirements.

Furthermore, the estimated value of CCPT’s shares was calculated as of a particular point in time. The value of CCPT’s shares will fluctuate over time as a result of, among other things, developments related to individual assets and responses to the real estate and capital markets.

See also, the Section entitled “Item 4. The Solicitation or Recommendation — (b) Reasons — Opinion of Financial Advisor” in CCPT’s Schedule 14D-9 filed on March 31, 2014.

Assumptions

In preparing the report, the Appraiser was subject to general assumptions and limiting conditions including, among other things:

1.	No investigation was made of, and no responsibility was assumed for, the legal description or for legal matters including title or encumbrances. Title to the property was assumed by the Appraiser to be good and marketable unless otherwise stated. The property was further assumed to be free and clear of liens, easements, encroachments and other encumbrances unless otherwise stated, and all improvements are assumed to lie within property boundaries.
2.	Information furnished by others to the Appraiser, upon which all or portions of the Appraisal Report were based, was believed to be reliable by the Appraiser, but was not verified in all cases.
3.	The Appraiser assumed that all required licenses, as of occupancy, consents or other legislative or administrative authority from any local, state or national government or private entity or organization have been, or could readily be obtained, or renewed for any use on which the value estimates provided in the Appraisal Report were based.
4.	Full compliance with all applicable federal, state and local zoning, use, occupancy, environmental and similar laws and regulations was assumed, unless otherwise stated in the Appraisal Report.
5.	The Appraiser took no responsibility for changes in market conditions and assumed no obligation to revise the Appraisal Report to reflect events or conditions, which occurred subsequent to the date of the Appraisal Report.
6.	Responsible ownership and competent property management was assumed.
7.	Areas and dimensions of the property were obtained from sources believed by the Appraiser to be reliable.
8.	The Appraiser assumed that there were no hidden or unapparent conditions of the property, subsoil or structures that affected value.

9.	The Appraiser did not order any soil analysis or geological studies in conjunction with the Appraisal Report, nor was an investigation made of any water, oil, gas, coal or other subsurface mineral or use rights or conditions.
10.	The Appraiser was not engaged nor are they qualified to detect the existence of hazardous material, which may or may not be present on or near the property. The presence of potentially hazardous substances such as asbestos, urea-formaldehyde foam insulation, industrial wastes, etc. may affect the value of the property. The value estimate in the Appraisal Report was predicated on the assumption that there was no such material on, in or near the property that would cause a loss in value. The Appraiser assumed no responsibility for any such conditions or for any expertise or engineering knowledge required to discover them.
11.	The Americans with Disabilities Act (“ADA”) became effective January 26, 1992. The Appraiser did not make a specific compliance survey and analysis of the property to determine whether or not it was in conformity with the various detailed requirements of the ADA. It is possible that a compliance survey of the property along with a detailed study of ADA requirements could have revealed that the property is not in compliance with the ADA. If so, that would have a negative effect on the property value. The Appraiser was not furnished with any compliance surveys or any other documents pertaining to this issue and therefore did not consider compliance or noncompliance with the ADA requirements when estimating the value of the property.
12.	The Appraisal Report was limited to the value of the subject property. One or more additional issues may exist that could affect the Federal tax treatment of the subject property with respect to which the Appraiser prepared its report. The Appraisal Report did not consider or provide a conclusion with respect to any of those issues.

Additional Information Regarding the Engagement of Duff & Phelps as the Appraiser

The Appraiser’s valuation materials were addressed solely to CCPT to assist the CCPT board of directors in establishing an estimated value of CCPT’s common stock to assist fiduciaries of plans subject to annual reporting requirements under ERISA and IRA trustees and custodians. The Appraiser’s valuation materials provided to CCPT do not constitute a recommendation to purchase or sell any shares of CCPT’s common stock. The Appraiser’s valuation materials were not addressed to the public and should not be relied upon by any other person to establish an estimated value of CCPT’s common stock. The estimated value of CCPT’s common stock may vary depending on numerous factors that generally impact the price of securities, the financial condition of CCPT and the state of the real estate industry more generally, such as changes in economic or market conditions, changes in interest rates, changes in the supply of and demand for commercial real estate properties and changes in tenants’ financial condition.

In connection with its review, although the Appraiser reviewed the information supplied or otherwise made available to it by CCPT for reasonableness, the Appraiser assumed and relied upon the accuracy and completeness of all such information and of all information supplied or otherwise made available to it by any other party, and did not undertake any duty or responsibility to verify independently any of such information. With respect to financial forecasts and other information and data provided to or otherwise reviewed by or discussed with the Appraiser, the Appraiser assumed that such forecasts and other information and data were reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of management of CCPT, and relied upon CCPT to advise the Appraiser promptly if any information previously provided became inaccurate or was required to be updated during the period of its review.

In preparing its valuation materials for the Appraisal Report, the Appraiser did not, and was not requested to, solicit third party indications of interest for CCPT in connection with possible purchases of CCPT’s securities or the acquisition of all or any part of CCPT.

In performing its analyses, the Appraiser made numerous assumptions with respect to industry performance, general business, economic and regulatory conditions and other matters, many of which are beyond the Appraiser’s control and the control of CCPT. The analyses performed by the Appraiser are not necessarily indicative of actual values, trading values or actual future results of CCPT’s common stock that might be achieved, all of which may be significantly more or less favorable than suggested by such analyses.

The analyses do not reflect the prices at which companies may actually be sold, and such estimates are inherently subject to uncertainty. As stated above, the CCPT board of directors considered other factors in establishing the estimated value of CCPT’s common stock in addition to the materials prepared by the Appraiser. Consequently, the analyses contained in the Appraiser materials should not be viewed as being determinative of the CCPT board of directors’ estimate of the value of CCPT’s common stock.

The Appraiser materials were necessarily based upon market, economic, financial and other circumstances and conditions existing prior to December 31, 2013, and any material change in such circumstances and conditions may have affected the Appraiser’s analysis, but the Appraiser does not have, and has disclaimed, any obligation to update, revise or reaffirm its materials as of any date subsequent to December 31, 2013.

For services rendered in connection with and upon the delivery of its valuation materials, CCPT paid the Appraiser a customary fee. CCPT also agreed to reimburse the Appraiser for its expenses incurred in connection with its services, and will indemnify the Appraiser against certain liabilities arising out of its engagement. In addition to this engagement, Duff & Phelps, LLC provided financial advisory services for CCPT in connection with the Offer and the Merger as described in the section entitled “Special Factors — Position of CCPT Regarding fairness of the Offer and the Merger — The Fairness Opinion.” Duff & Phelps Securities, LLC is providing certain investment banking advisory services to CCPT during the Go Shop Period. Duff & Phelps, LLC conducted appraisal services for ARCP in connection with ARCP’s review of the property portfolio of CapLease, Inc., for which ARCP paid Duff & Phelps, LLC a customary fee. ARCP also agreed to reimburse Duff & Phelps, LLC for its expenses incurred in connection with its services and will indemnify Duff & Phelps, LLC against certain liabilities arising out of its engagement. Other than these engagements, during the two years preceding the date of the Fairness Opinion, Duff & Phelps has not had any material relationship with any party to the Merger for which compensation has been received or is intended to be received, nor is any such material relationship or related compensation mutually understood to be contemplated.

6. Effects of the Offer and the Merger

If the Offer and the Merger are completed, ARCP will be the sole owner of Merger Sub, which is the company that will survive the Merger, and the holders of all CCPT common stock, except ARCP and Merger Sub and their respective subsidiaries, will receive a cash payment equal to the Offer Price. Therefore, if the Merger takes place, ARCP will benefit from any assets, revenues, profits or growth of CCPT, and the pre-Merger CCPT stockholders will not benefit from any revenues, profits or growth CCPT may so enjoy, including revenues and profits with regard to assets that CCPT owns at the time of the Merger.

7. Summary of the Merger Agreement and Other Agreements

Merger Agreement

The following description of the Merger Agreement is intended to provide a summary of the important provisions of the Merger Agreement. However, it is not complete, and we urge holders of CCPT common stock to read the entire Merger Agreement for a full understanding of its terms. The following summary is qualified entirely by reference to the complete text of the Merger Agreement, a copy of which is filed with the SEC by both ARCP and CCPT as exhibits to Current Reports on Form 8-K each filed with the SEC on March 21, 2014 and is incorporated into this Offer to Purchase by reference. Those filings are available on the SEC’s website, www.sec.gov.

The Merger Agreement contains representations and warranties and covenants by the parties which are qualified by a confidential disclosure letter and may be subject to a contractual standard of materiality different from what might be viewed as material to stockholders. Accordingly, the representations and warranties in the Merger Agreement are not necessarily characterizations of the actual state of facts about the parties at the time they were made or otherwise and should only be read in conjunction with the other information that ARCP makes publicly available in reports, statements and other documents filed with the SEC. The representations and warranties within the Merger Agreement were made solely for the benefit of the parties, and may have assumed knowledge by the parties of facts that are not included in the representations and warranties or may have been made for the purpose of allocating between the parties the risk that certain conditions will not exist. They were not made for the purpose of providing information about CCPT, ARCP or

Merger Sub to holders of CCPT common stock or any other persons other than the parties to the Merger Agreement. Nobody other than the parties to the Merger Agreement has any right to rely upon the representations and warranties in the Merger Agreement. Similarly, the covenants made by the parties in the Merger Agreement are solely for the benefit of the other parties to it, and the parties have the right to waive some or most of the covenants in the Merger Agreement. Therefore, no holder of CCPT common stock should rely on the fact that the parties to the Merger Agreement will be required to fulfill all the covenants they have made.

Overview of the Merger Agreement

The Merger Agreement contemplates that ARCP, through Merger Sub, will become the owner of all the shares of CCPT through (i) the Offer, followed by (ii) the Merger. If the shares of CCPT’s common stock that are validly tendered in response to the Offer and not validly withdrawn, together with the shares of CCPT common stock already beneficially owned by ARCP and Merger Sub (if any), represent at least a majority of the shares of CCPT common stock outstanding as of immediately prior to the Expiration Time, Merger Sub purchases those shares and, if required, exercises the Top-Up Option, Merger Sub, ARCP and CCPT each will be required to take all necessary and appropriate action to cause CCPT to be merged with and into Merger Sub, with Merger Sub surviving the Merger as a wholly owned subsidiary of ARCP, with the persons who were stockholders of CCPT immediately prior to the consummation of the Merger receiving the same amount of cash per share that was paid for shares that were validly tendered in response to the Offer.

The Offer

If the Merger Agreement had not been terminated, within ten business days following the execution of the Merger Agreement, Merger Sub is required to commence the Offer. In the Offer, Merger Sub is required to offer to purchase all of the outstanding shares of CCPT common stock (other than shares then owned by ARCP, any ARCP subsidiary and any wholly-owned CCPT subsidiary) for the Offer Price.

Unless the Offer is extended as required or permitted by the Merger Agreement, it will expire at 12:00 midnight on the 20th business day following and including the commencement date of the Offer (which is the end of the day on April 25, 2014). Under some circumstances, Merger Sub is required or permitted to extend the Offer. They include (i) if there are conditions to the Offer that are not satisfied or waived (to the extent waivable) by the scheduled Expiration Time and ARCP reasonably determines that such conditions are capable of being satisfied or waived prior to September 17, 2014 (the “Outside Date”), then Merger Sub must extend the Offer for one or more consecutive increments of up to 15 business days (or such longer period as ARCP, Merger Sub and CCPT may agree) each, in order to permit those conditions to be satisfied, and (ii) Merger Sub is required to extend the Offer for the minimum period required by applicable law or any interpretation or position of the SEC applicable to the Offer. In no event will Merger Sub be required (but it is permitted) to extend the Offer beyond the Outside Date. See the section of the Offer to Purchase entitled “The Offer — Expiration and Extension of the Offer” for more detailed information about the circumstances under which Merger Sub is required or permitted to extend the Offer. If Merger Sub accepts and pays for the shares that are validly tendered and not validly withdrawn by the Expiration Time, it will have the right, but not the obligation, to provide one or more subsequent offering periods during which holders can tender CCPT common stock and Merger Sub will accept and pay for additional shares that are validly tendered as they are received.

Conditions to the Offer

Merger Sub’s obligation to purchase and pay for the shares of CCPT common stock that are validly tendered in response to the Offer is subject to a number of conditions, which are described under “The Offer — Conditions to the Offer.” ARCP will have the right to waive all these conditions, except that none of ARCP, Merger Sub or CCPT can waive the Minimum Tender Condition or the condition that CCPT’s counsel deliver the Offer REIT Opinion.

The Merger

If the number of shares validly tendered immediately before the Offer expires, together with the shares of CCPT common stock already beneficially owned by ARCP and Merger Sub (if any), represents at least a majority of the shares of CCPT common stock outstanding as of immediately prior to the Expiration Time,

Merger Sub purchases those shares of CCPT common stock and, if required, exercises the Top-Up Option, Merger Sub, ARCP and CCPT each will be required to take all necessary and appropriate action to cause CCPT to be merged into Merger Sub, with Merger Sub becoming the surviving corporation of the Merger. At the effective time of the Merger, (i) each share of CCPT common stock which is outstanding immediately before the effective time of the Merger will be converted into and become the right to receive Offer Price (except that shares owned by ARCP, Merger Sub, CCPT or any of their subsidiaries will be cancelled and no payment will be made with respect to them), and (ii) each share of capital stock of Merger Sub which is outstanding immediately prior to the effective time of the Merger will remain outstanding and will constitute a share of common stock of the surviving corporation. Therefore, immediately after the Merger, ARCP will own all the outstanding stock of the company that survives the Merger.

If, after Merger Sub purchases the shares of CCPT common stock which are validly tendered in response to the Offer, or after Merger Sub exercises the Top-Up Option described below (if it elects to do so), Merger Sub and ARCP together own at least 90% of the outstanding shares of CCPT common stock, Merger Sub and ARCP will cause the Merger to be effective as promptly as practicable without a vote of the CCPT stockholders, as permitted by Section 3-106 of the Maryland General Corporation Law (the “MGCL”). If a stockholder vote is required, CCPT will cause a meeting of its stockholders to be held as promptly as practicable, at which it will submit for a vote of its stockholders a proposal to approve the Merger and the other transactions contemplated by the Merger Agreement.

If we purchase the shares of CCPT common stock that are validly tendered in response to the Offer, the only conditions to our obligation to carry out the Merger will be that (i) there not be any law or order of a court or other governmental authority that invalidates the Merger Agreement or restrains ARCP or us from completing the Merger, (ii) if the CCPT stockholders must approve the Merger, the Merger shall have been approved by holders of a majority of the outstanding shares of CCPT common stock and (iii) CCPT’s counsel shall have delivered the Merger REIT Opinion. At that time, we and ARCP would beneficially own a majority of the outstanding shares of CCPT common stock, and therefore we would be able to approve the Merger even if no other CCPT stockholders vote in favor of approving it.

Top-Up Option

If Merger Sub purchases all CCPT common stock validly tendered in the Offer and not validly withdrawn prior to any then-scheduled Expiration Time (including shares validly tendered during any subsequent offering period), but after such purchase ARCP and its subsidiaries do not own at least one share more than 90% of the shares of CCPT common stock outstanding as of the then scheduled Expiration Time, Merger Sub has the option to purchase from CCPT the lowest number of additional shares that will increase the number of shares of CCPT common stock owned by ARCP and its subsidiaries to one share more than 90% of CCPT shares outstanding as of immediately after such purchase pursuant to this option at a price per share equal to the Offer Price.

Representations and Warranties

In the Merger Agreement, CCPT makes customary representations and warranties with respect to, among other things, corporate organization and qualification, subsidiaries, organizational documents, capital structure, authority, no conflicts and required filings and consents, permits and compliance with law, SEC filings and financial statements, disclosure documents, absence of certain changes or events, employee benefit plans, labor and employment matters, material contracts, litigation, environmental matters, intellectual property, real estate, taxes, insurance and affiliate transactions.

Among other things, CCPT represents and warrants that (a) its board of directors has received an opinion of the Financial Advisor that the consideration to be received in the Offer and the Merger is fair from a financial point of view to CCPT’s stockholders (other than ARCP and its affiliates) and (b) CCPT’s board of directors unanimously (i) authorized the execution and delivery of the Merger Agreement and declared advisable the consummation of the Offer and the Merger and the other transactions contemplated by the Merger Agreement, (ii) directed that if approval of the Merger by the CCPT stockholders is required by applicable law, the Merger and the other transactions contemplated by the Merger Agreement be submitted for consideration at a meeting of the CCPT stockholders and (iii) resolved to recommend that the CCPT stockholders accept the Offer, tender their shares of CCPT common stock pursuant to the Offer and, if required by applicable law, vote in favor of the approval of the Merger and the other transactions contemplated by the Merger Agreement.

CCPT also represents and warrants that (i) CCPT’s board of directors has taken all action necessary to (A) render inapplicable to the Offer and the Merger the restrictions on business combinations contained in the MGCL, and (B) exempt from the limitation on ownership of capital stock of CCPT contained in CCPT’s charter the ownership of CCPT stock by ARCP, Merger Sub and their respective subsidiaries, (ii) the restrictions on control share acquisitions contained in the MGCL are not applicable to the Offer or the Merger, and (iii) no other “business combination,” “control share acquisition,” “fair price,” “moratorium” or other takeover or anti-takeover statute or similar federal or state law are applicable to the Merger Agreement, the Offer, the Merger or the other transactions contemplated by the Merger Agreement.

Activities of CCPT Until the Closing of the Merger

The Merger Agreement contains customary provisions requiring CCPT to conduct its activities in the ordinary course of business consistent with past practice during the period of time between the date that the Merger Agreement is signed and the earlier of (a) the closing of the Merger and (b) the termination of the Merger Agreement (the “Interim Period”). During the Interim Period, the Merger Agreement requires that CCPT conduct its business in all material respects in the ordinary course and in a manner consistent with past practice and use its reasonable best efforts to maintain its material assets and properties in their current condition, preserve intact in all material respects its current business organization, goodwill, ongoing businesses and relationships with third parties, keep available the services of its present officers, maintain all CCPT insurance policies and maintain CCPT’s REIT status. In addition, during the Interim Period, CCPT and its subsidiaries are restricted from taking certain actions except to the extent required by law or as may be agreed in writing by ARCP, including, among other things, amending the organizational documents of CCPT or any of its subsidiaries, the declaration or payment of any dividends or distributions (except for CCPT’s previously declared annualized distribution of $0.50 per share of CCPT common stock, payable monthly at a rate of $0.0416667 per share, and any additional ordinary course distributions not to exceed such amount authorized by CCPT’s board of directors and payable prior to the closing of the Offer), redeeming any shares of stock or other equity interests, the issuance of any shares of stock or other equity interests, the acquisition of real or personal property (subject to certain limited exceptions), the sale or transfer of any property or assets, the incurrence or refinancing of any indebtedness, the making of any loans and the entry into, renewal, amendment or termination of certain contracts or leases, provided that no such restrictions will prohibit CCPT from taking any action that is reasonably necessary for CCPT to maintain its qualification as a REIT.

Efforts to Fulfill Conditions

Each of the parties agrees to use reasonable best efforts to do all things that are necessary, proper or advisable under applicable law to fulfill all conditions applicable to that party and to consummate the transactions contemplated by the Merger Agreement, including using their respective reasonable best efforts to obtain all necessary consents and to resolve any objections that may be asserted by any governmental authority including by defending against lawsuits, actions or proceedings, provided that none of ARCP, Merger Sub or CCPT (unless ARCP agrees to reimburse it) will be required voluntarily to incur or increase any financial obligation in order to resolve lawsuits, actions or proceedings.

Solicitation of Other Proposals

Go Shop Period and No Solicitation of Transactions by CCPT

Beginning on the date of the Merger Agreement and ending at 11:59 p.m., New York City time on April 16, 2014, which we refer to as the Go Shop Period, CCPT is permitted (acting under the direction of the CCPT board of directors or any committee thereof) to initiate, solicit and encourage any Company Acquisition Proposals (as defined below) and engage in discussions and negotiations with respect to any inquiry, proposal or offer that constitutes or may reasonably be expected to lead to a Company Acquisition Proposal, including by providing non-public information to a third party in connection with a Company Acquisition Proposal, provided that such third party executes a confidentiality agreement that is no less favorable in any material aspect than the confidentiality agreement between CCPT and ARCP. If CCPT furnishes non-public information to a third party that was not previously provided to ARCP, CCPT is required to provide such information to ARCP simultaneously with providing it to such third party. Following the expiration of the Go Shop Period, which we refer to as the No Shop Period Start Date, CCPT is required to notify ARCP in writing, no later than one business day after the No Shop Period Start Date, of each third party who submitted a Company Acquisition Proposal prior to the No Shop Period Start Date. This notice is required to include a copy of the Company Acquisition Proposal and any additional material written or oral terms submitted by the third party.

For purposes of the Merger Agreement, “Company Acquisition Proposal” means any proposal or offer for (i) any merger, consolidation, share exchange, business combination or similar transaction involving CCPT or any subsidiary of CCPT, (ii) any sale, lease, exchange, mortgage, pledge, license, transfer or other disposition of any assets of CCPT or any subsidiary of CCPT representing 15% or more of the consolidated assets of CCPT and its subsidiaries, taken as a whole, as determined on a book value basis, (iii) any issue, sale or other disposition of securities representing 15% or more of the voting power of CCPT, (iv) any tender offer or exchange offer in which any person or “group” as defined in Rule 13d-3 of the Exchange Act shall seek to acquire beneficial ownership of 15% or more of the outstanding shares of any class of voting securities of CCPT, or (v) any recapitalization, restructuring, liquidation, dissolution or other similar type of transaction in which a third party shall acquire beneficial ownership of 15% or more of the outstanding shares of any class of voting securities of CCPT.

From and after the No Shop Period Start Date and until the effective time of the Merger, CCPT, its subsidiaries and their representatives are prohibited from soliciting, initiating or encouraging any inquiry, discussion or offer that is or could reasonably be expected to lead to a Company Acquisition Proposal. CCPT is also prohibited from continuing or participating in any discussions or negotiations regarding, or furnishing to any third party any non-public information in connection with, any Company Acquisition Proposal or an inquiry in connection with a Company Acquisition Proposal. CCPT is prohibited from approving, endorsing, recommending or entering into any merger agreement, share exchange agreement, asset purchase agreement or similar definitive agreement or understanding (other than a permitted confidentiality agreement) providing for or relating to a Company Acquisition Proposal with any third party, which we refer to as an Alternative Acquisition Agreement, amending or granting any waiver or release under any standstill or similar contract with respect to any class of equity securities of CCPT, or making inapplicable any takeover statute or anti-takeover provision in CCPT’s governing documents that may apply to a Company Acquisition Proposal or agreeing, recommending or proposing to do any of the foregoing.

For purposes of the Merger Agreement, “superior proposal” is defined as a bona fide written Company Acquisition Proposal (except that, for purposes of this definition, the references in the definition of “Company Acquisition Proposal” to “15%” are replaced by “50%”) made by a third party after the date of the Merger Agreement that did not result from a breach of the no-solicitation covenants set forth in the no shop sections of the Merger Agreement on terms that the CCPT board of directors determines in good faith, after consultation with CCPT’s outside legal counsel and financial advisors, taking into account all financial, legal, regulatory and any other aspects of the transaction described in such Company Acquisition Proposal, including the identity of the third party making such Company Acquisition Proposal, any break-up fees, expense reimbursement provisions and conditions to consummation, as well as any changes to the financial terms of the Merger Agreement proposed by ARCP and Merger Sub in response to such proposal, to be (A) more favorable to CCPT and the holders of CCPT common stock (solely in their capacity as such) from a financial point of view than the transactions contemplated by the Merger Agreement, (B) fully financed, and (C) reasonably likely to receive all required governmental approvals on a timely basis and otherwise reasonably capable of being completed on the terms proposed.

At any time following the No Shop Period Start Date and prior to the consummation of the Offer, CCPT may respond to an unsolicited bona fide written Company Acquisition Proposal made by a third party after the date of the Merger Agreement, furnish non-public information to such third party (subject to a permitted confidentiality agreement and, if CCPT furnishes non-public information to the third party that was not previously provided to ARCP, CCPT must provide such information to ARCP prior to or simultaneously with providing it to such third party) and engage in discussions or negotiations with such third party if CCPT’s board of directors (i) determines in good faith that the Company Acquisition Proposal constitutes, or is reasonably likely to result in, a Superior Proposal and (ii) determines in good faith that the failure to take such action would be inconsistent with the directors’ duties under applicable law.

After the expiration of the Go Shop Period, CCPT must provide notice to ARCP within 24 hours after, among other things, (i) receiving a Company Acquisition Proposal or any request for non-public information in connection with a Company Acquisition Proposal or any inquiry which may lead to a Company Acquisition Proposal (and such notice must identify such third party and a copy of the material terms and conditions of such Company Acquisition Proposal) and (ii) entering into any discussions or negotiations concerning any Company Acquisition Proposal or providing non-public information to any third party. CCPT must also keep ARCP informed of the status and terms of any Company Acquisition Proposal, inquiry or communications and negotiations on a current basis.

Except as described below, CCPT’s board of directors is prohibited from (i) withholding, withdrawing, modifying or qualifying (or publicly proposing to withhold, withdraw, modify or qualify) the recommendation of the CCPT board of directors to the holders of CCPT common stock to tender their shares in the Offer and, if required by applicable law, approve the Merger, (ii) approving, adopting or endorsing a Company Acquisition Proposal, (iii) failing to include in the Schedule 14D-9, and, if the approval of the Merger is required under applicable law, the proxy statement relating to the Merger, the recommendation of CCPT’s board of directors to the holders of CCPT common stock to tender their shares in the Offer and, if required by applicable law, approve the Merger, (iv) failing, within ten business days of the request of ARCP, to (A) recommend against a Company Acquisition Proposal or (B) reaffirm the recommendation of CCPT’s board of directors to the holders of CCPT common stock to tender their shares in the Offer and, if required by applicable law, approve the Merger (any of the actions described in clauses (i) through (iv) are referred to as an “Adverse Recommendation Change”) or (v) adopting, approving or recommending or entering into an Alternative Acquisition Agreement with a third party.

Notwithstanding the foregoing, prior to the consummation of the Offer, CCPT’s board of directors may effect an Adverse Recommendation Change and cause CCPT to terminate the Merger Agreement if CCPT’s board of directors (i) has received a bona fide Company Acquisition Proposal that in the good faith determination of CCPT’s board of directors, after consultation with outside legal counsel and financial advisors, constitutes a Superior Proposal and (ii) determines in good faith, after consultation with outside legal counsel, that failure to take such action would be inconsistent with the directors’ duties under applicable law; provided that CCPT complies with the following procedures:

•	CCPT provides written notice, which we refer to as a Notice of Superior Proposal, to ARCP and Merger Sub that specifies in reasonable detail the reasons for the Adverse Recommendation Change, identifies the third party making the Superior Proposal and describes the material terms and conditions of, and includes a complete copy of, the Superior Proposal;
•	during the five-business day period after receipt of such Notice of Superior Proposal by ARCP and Merger Sub, CCPT negotiates with ARCP and Merger Sub in good faith to modify the Merger Agreement so that such Superior Proposal ceases to constitute a Superior Proposal; and
•	following the end of such five-business day period, CCPT’s board of directors determines in good faith that (x) after consulting with CCPT’s outside legal counsel and financial advisors, the Superior Proposal from the third party continues to constitute a Superior Proposal (after considering any modifications to the Merger Agreement proposed by ARCP and Merger Sub) and (y) after consulting with outside legal counsel, the failure to effect an Adverse Recommendation Change would be inconsistent with the directors’ duties under applicable law.

If, following such five-business day period, CCPT’s board of directors determines that the third party’s Company Acquisition Proposal ceases to be a Superior Proposal and decides not to effect an Adverse Recommendation Change, and the third party subsequently amends the financial terms or makes a material amendment to the terms of such Company Acquisition Proposal, CCPT must comply again with the previously described match right. This subsequent match right, however, will be three business days in length.

From and after the No Shop Period Start Date, CCPT must cease and cause to be terminated any discussions with third parties conducted prior to the No Shop Period Start Date with regard to any Company Acquisition Proposal and must request the prompt return or destruction of all confidential information previously furnished to such third parties in connection with any Company Acquisition Proposal.

CCPT cannot submit to the vote of its stockholders any Company Acquisition Proposal other than the Merger prior to the termination of the Merger Agreement.

Termination

The Merger Agreement may be terminated at any time before the effective time of the Merger by the mutual written agreement of ARCP and CCPT.

The Merger Agreement may also be terminated prior to the effective time of the Merger by either ARCP or CCPT if:

•	the Offer has not been consummated on or before the Outside Date (provided that this termination right will not be available to a party if that party failed to fulfill its obligations under the Merger Agreement and that failure was a principal cause of, or resulted in, the failure of the Offer to be consummated by such date);
•	a governmental authority of competent jurisdiction has issued a final and non-appealable order permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by the Merger Agreement (provided that this termination right will not be available to a party if the issuance of such order was primarily due to the failure of that party to perform any of its obligations under the Merger Agreement); or
•	if the approval of CCPT’s stockholders is required under applicable law, the holders of CCPT common stock fail to approve the Merger and the other transactions contemplated by the Merger Agreement at a duly convened meeting (provided that this termination right will not be available to CCPT if the failure to obtain such approval from the holders of CCPT common stock was primarily due to CCPT’s failure to perform any of its obligations under the Merger Agreement).

The Merger Agreement may also be terminated prior to the effective time of the Merger by CCPT:

•	if prior to the consummation of the Offer ARCP or Merger Sub has breached or failed to perform any of its representations, warranties, covenants or agreements in the Merger Agreement that would, or would reasonably be expected to, prevent, materially impede or materially delay the consummation by ARCP or Merger Sub of the Offer or the Merger, and cannot be cured on or before the Outside Date or, if curable, is not cured by ARCP within 20 days of receipt by ARCP of written notice of such breach or failure (provided that this termination right will not be available to CCPT if CCPT is then in material breach of any of its representations, warranties, covenants or agreements set forth in the Merger Agreement); or
•	at any time prior to the consummation of the Offer in order to enter into an Alternative Acquisition Agreement with respect to a Superior Proposal; provided, that such termination will be null and void unless CCPT concurrently pays the termination fee of $1,463,000, plus reimburses ARCP’s actual transaction expenses in an amount not to exceed $500,000. See “The Merger Agreement — Termination Fee and Expenses Payable by CCPT to ARCP” below for additional information.

The Merger Agreement may also be terminated prior to the effective time of the Merger by ARCP if:

•	prior to the consummation of the Offer, CCPT has breached or failed to perform any of its representations, warranties, covenants or agreements in the Merger Agreement that would, or would reasonably be expected to, result in a failure of any of ARCP’s conditions to consummate the Offer to be satisfied, and cannot be cured on or before the Outside Date or, if curable, is not cured by CCPT within 20 days of receipt by CCPT of written notice of such breach or failure (provided that this termination right will not be available to ARCP if ARCP is then in material breach of any of its representations, warranties, covenants or agreements set forth in the Merger Agreement); or
•	(i) CCPT’s board of directors has made an Adverse Recommendation Change, (ii) CCPT has materially breached any of its obligations under the provisions of the Merger Agreement regarding (a) the preparation of a proxy statement relating to the Merger and the holding of a special meeting of CCPT stockholders to approve the Merger, in each case, if required by applicable law, or (b) the solicitation of transactions, or (iii) CCPT enters into an Alternative Acquisition Agreement.

Termination Fee and Expenses Payable by CCPT to ARCP

The Merger Agreement requires CCPT to pay ARCP a termination fee of $1,463,000 plus reimburse ARCP’s actual transaction expenses in an amount not to exceed $500,000 if:

•	(i) the Merger Agreement is terminated by (A) either party due to a failure to consummate the Offer by the Outside Date, or a failure to receive the requisite vote from the holders of CCPT common stock if required by applicable law or (B) ARCP due to CCPT breaching the Merger Agreement and (ii) CCPT (A) received a Company acquisition proposal after the date of the Merger Agreement but prior to the termination of the Merger Agreement (regardless of whether such proposal is withdrawn) and (B) within 12 months of the termination of the Merger Agreement, CCPT consummates any Company Acquisition Proposal or executes a definitive agreement with respect to any Company Acquisition Proposal that is later consummated (provided that for this purpose the references to “fifteen percent (15%)” in the definition of Company Acquisition Proposal will be deemed to be references to “fifty percent (50%)”); or
•	CCPT terminates the Merger Agreement to enter into an Alternative Acquisition Agreement with respect to a Superior Proposal; or
•	ARCP terminates the Merger Agreement due to (i) CCPT’s board of directors making an Adverse Recommendation Change, (ii) CCPT materially breaching (A) its obligations relating to the preparation of a proxy statement relating to the Merger and the holding of a special meeting of CCPT stockholders to approve the Merger, in each case, if required by applicable law or (B) the go shop or no shop provisions in the Merger Agreement, or (iii) CCPT entering into an Alternative Acquisition Agreement.

CCPT has agreed to reimburse ARCP’s actual transaction expenses in an amount not to exceed $500,000 if either ARCP or CCPT terminates the Merger Agreement if the approval of the holders of CCPT common stock is required by applicable law and the holders of CCPT common stock fail to approve the Merger and the other transactions contemplated by the Merger Agreement at a duly convened meeting.

Indemnification of CCPT Directors and Officers; Insurance

After the effective time of the Merger, the surviving entity will exculpate, indemnify and advance expenses to each officer, director, partner, manager, member, trustee and agent of CCPT and any CCPT subsidiary (which we refer to each as an indemnified person) in a manner at least as favorable as was provided to such person immediately prior to the effective time of the Merger.

For a period of six years after the effective time of the Merger, pursuant to the terms of the Merger Agreement and subject to certain limitations, the surviving entity will indemnify, defend and hold harmless each indemnified person from any costs or expenses related to actions to the extent such actions relate to (i) such person’s capacity as an officer, director, partner, manager, member, trustee, employee or agent of CCPT or any of its subsidiaries, or (ii) the Merger Agreement, the Offer, the Merger or the other transactions contemplated by the Merger Agreement. The surviving entity will advance expenses related to any of the foregoing. Notwithstanding the foregoing, ARCP and the surviving entity will not be liable for any settlement effected without their prior written consent, which consent may not be unreasonably withheld, delayed or conditioned.

Prior to the effective time of the Merger, CCPT has agreed to (or, if CCPT is unable to, ARCP has agreed to cause the surviving entity in the Merger to) obtain and pay for a non-cancelable extension of the coverage afforded by CCPT’s existing directors’ and officers’ liability insurance policy and CCPT’s existing fiduciary liability insurance policies covering at least six years after the effective time of the Merger with respect to any claim related to any period of time at or prior to the effective time of the Merger from one or more insurance carriers with terms and retentions that are no less favorable in the aggregate than the coverage provided under CCPT’s existing policies, as long as the annual premium does not exceed 250% of the annual aggregate premium(s) under CCPT’s existing policies.

If CCPT or the surviving entity does not obtain a “tail” policy as of the effective time of the Merger, the surviving entity will maintain in effect, for a period of at least six years after the effective time of the Merger, CCPT’s existing policies in effect on March 17, 2014, on terms and limits of liability that are no less favorable in the aggregate than the coverage provided on that date. Alternatively, ARCP will provide, or will cause the surviving entity to provide, for a period not less than six years from the effective time of the Merger, comparable insurance policies that provide coverage for events occurring at or prior to the effective time of the Merger that are no less favorable in the aggregate than the existing policy of CCPT. Notwithstanding the foregoing, (i) neither ARCP nor the surviving entity will be required to pay an annual premium in excess of 250% of the current annual premium paid by CCPT for such insurance, and (ii) if the annual premium exceeds 250%, ARCP or the surviving entity will be obligated to obtain a policy with the greatest coverage available for a cost not exceeding 250% of the current annual premium.

Access to Information; Confidentiality; Notice

The Merger Agreement requires CCPT to provide ARCP and its financing sources and representatives, upon ARCP’s reasonable advance notice to CCPT, during normal business hours, reasonable access to its properties, offices, books, contracts, commitments, personnel and records, and CCPT is required to furnish reasonably promptly to ARCP a copy of each report, schedule, registration statement and other document filed prior to closing pursuant to federal or state securities laws and all other information concerning its business, properties and personnel as ARCP may reasonably request.

ARCP, at its own expense, has the right to reasonable access to CCPT’s properties during normal business hours in order to prepare or conduct surveys, inspections, engineering studies, environmental assessments and other tests with respect to each CCPT property that ARCP believes to be reasonably necessary.

ARCP has agreed to hold, and to cause its representatives and affiliates to hold, any non-public information in confidence to the extent required by the terms of the existing confidentiality agreement between ARCP and CCPT.

CCPT has agreed to give prompt written notice to ARCP upon becoming aware of the occurrence or impending occurrence of any event or circumstance relating to it or to any of its subsidiaries which could reasonably be expected to have, individually or in the aggregate, a material adverse effect on CCPT.

CCPT Indebtedness

In connection with obtaining the consents from any lender or related parties related to any indebtedness required as a result of entry into the Merger Agreement and the consummation of the Offer or Merger and the other transactions contemplated by the Merger Agreement by CCPT, ARCP is required to furnish such information and provide such assistance to, and otherwise cooperate with, CCPT, as CCPT may reasonably request, including by providing customary non-recourse carve-out, or “bad boy”, guaranties. ARCP will be responsible for the payment of all expenses necessary to obtain any such lender consents in connection with the consummation of the Offer and the Merger.

Governing Law

The Merger Agreement is governed by the laws of the State of Maryland (without giving effect to choice of law principles thereof). Each party agreed to waive its respective rights to a jury trial.

Specific Performance

The parties to the Merger Agreement are entitled to injunctions, specific performance and other equitable relief to prevent breaches of the Merger Agreement and to enforce specifically the terms and provisions of the Merger Agreement in addition to any and all other remedies at law or in equity.

Advisory Agreement between CCPT and the Advisor

See “Special Factors — Relationships among ARCP, the Advisor, the Property Manager and CCPT.”

Property Management and Leasing Agreement among CCPT, CCPT OP and the Property Manager

See “Special Factors — Relationships among ARCP, the Advisor, the Property Manager and CCPT.”

Mutual Confidentiality Agreement between CCPT and ARCP

On March 11, 2014, CCPT and ARCP entered into a mutual confidentiality agreement by which each party agreed that it would not disclose any non-public evaluation material given to it by the other party. For purposes of the agreement, “evaluation material” contains customary exclusions for information that becomes generally available to the public or is obtained by the receiving party from sources other than the disclosing party or its representatives.

Each party also agreed not to disclose to any person either the fact that discussions or negotiations with respect to the possible transaction were taking place, including the terms, conditions, facts or the status thereof, or that evaluation material had been made available to it.

The Merger Agreement, which was executed on March 17, 2014, states the information ARCP and Merger Sub received as a result of access granted to them under the Merger Agreement to properties, books, records and personnel of CCPT will be subject to the March 11, 2014 mutual confidentiality agreement.

8. No Rights of an Objecting Stockholder

Holders of shares of CCPT common stock will not be entitled to any rights of an objecting stockholder as a result of the Merger or the other transactions contemplated by the Merger Agreement. CCPT is a Maryland corporation, and Title 3, Subtitle 2, Section 3-202 of the MGCL gives a stockholder of a corporation that is the subject of a merger the right to demand and receive the fair value of the stockholder’s shares, with several exceptions. One of the exceptions is if the corporation’s charter provides that the holders of the stock are not entitled to exercise the rights of an objecting stockholder. CCPT’s charter provides that holders of its shares shall not be entitled to exercise any rights of an objecting stockholder provided for under Title 3, Subtitle 2, unless the CCPT board of directors, upon the affirmative vote of a majority of the CCPT board of directors, shall determine that such rights apply to one or more transactions occurring after the date of such determination in connection with which stockholders would otherwise be entitled to exercise such rights. The CCPT board of directors has not made a determination of that type, and in the Merger Agreement, CCPT represented and warranted that no holders of CCPT common stock have the right to demand, as a result of the Merger or otherwise, the fair value of their shares in accordance with Title 3, Subtitle 2 of the MGCL.

9. Agreements Involving CCPT Shares

Neither ARCP nor we are parties to any agreements, arrangements or understandings, other than the Merger Agreement, with regard to any shares or other securities of CCPT. Both we and ARCP are, however, subject to the provisions of CCPT’s charter limiting the number of shares any stockholder is permitted to own, which limitation has been waived by resolutions of the CCPT board of directors, thus enabling ARCP and Merger Sub to acquire and own all of CCPT’s outstanding stock through the Offer and the Merger.

10. Relationships among ARCP, the Advisor, the Property Manager and CCPT

Merger Agreement between ARCP and Cole Real Estate Investments, Inc.

On February 7, 2014, ARCP completed the Cole Merger pursuant to that certain Agreement and Plan of Merger, dated as of October 22, 2013 (the “Cole Merger Agreement”), by and among ARCP, Clark Acquisition, LLC, a Delaware limited liability company and wholly-owned subsidiary of ARCP (“Cole Merger Sub”), and CREI, pursuant to which, among other things, CREI merged with and into Cole Merger Sub with Cole Merger Sub surviving the Merger as a wholly-owned subsidiary of ARCP. Background information regarding the negotiations and other communications between ARCP, CREI and their respective representatives regarding the Cole Merger is set forth in the Joint Proxy Statement/Prospectus filed by ARCP and Cole with the SEC on December 23, 2013, and is incorporated herein by reference.

Pursuant to the terms of the Cole Merger Agreement, effective as of the consummation of the Cole Merger, the ARCP board of directors appointed Thomas A. Andruskevich and Scott P. Sealy, Sr., each of whom was an independent director of CREI, to each serve as a director of ARCP, for a term expiring upon the earlier of (i) the next annual meeting of ARCP’s stockholders and until his successor is duly elected and qualified or (ii) his death, removal or resignation. Each of Messrs. Andruskevich and Sealy, together with Leslie D. Michelson and William G. Stanley (each of whom is an existing independent director of ARCP), serve on ARCP’s conflicts committee, established by ARCP’s board of directors. Messrs. Andruskevich and

Sealy each received director fees in cash and CREI securities from CREI in connection with their service as a director of CREI prior to the Cole Merger.

In connection with the consummation of the Cole Merger, ARCP issued approximately 15.9 million shares of ARCP common stock, in the aggregate, and paid approximately $33.9 million in cash, in the aggregate, to Christopher H. Cole, Marc T. Nemer, Stephan Keller, Jeffrey Holland and D. Kirk McAllaster, Jr. pursuant to the letter agreements entered into between ARCP and such individuals (the “Cole Letter Agreements”). The Cole Letter Agreements were entered into concurrently with the execution of the Cole Merger Agreement, pursuant to which each of them agreed, among other things, to certain arrangements relating to their separation from CREI in connection with the closing of the Cole Merger and the payment of amounts to which they were entitled under (i) the Cole Holdings Merger Agreement pursuant to which CREI acquired CHC on April 5, 2013 and (ii) in the case of Messrs. Cole and Nemer, their respective employment agreements. While each of these individuals resigned from or otherwise left their positions with CREI upon consummation of the Cole Merger, Mr. McAllaster currently serves as a director and Executive Vice President, Chief Financial Officer and Treasurer of CCPT and in similar roles of certain indirect subsidiaries of ARCP.

Reorganization Post-Cole Merger

Immediately following the Cole Merger and as part of a series of internal restructuring transactions undertaken by ARCP (the “Reorganization”), CREInvestments, LLC distributed (i) all of its right, title and interest in and to 100% of the membership interests of the Property Manager and 100% of the issued and outstanding shares of Cole Capital Advisors, Inc., an Arizona corporation and the parent company of the Advisor, and (ii) all other assets of CREInvestments, LLC in liquidation of CREInvestments, LLC to Cole Merger Sub, which immediately thereafter transferred such interests and shares to ARCP or the ARCP OP. As a result of these transfers, each of the Advisor and the Property Manager are indirectly owned and controlled by ARCP and ARCP beneficially owns 1,000 of the outstanding shares of CCPT through its ownership of the Advisor.

Following the Reorganization, effective February 11, 2014, Cole Merger Sub merged with and into the ARCP OP.

Interests of Certain Persons in the Offer and the Merger

In considering the fairness of the consideration to be received in the Offer and the Merger, CCPT stockholders should be aware that ARCP’s and certain of CCPT’s officers and directors have interests in the Offer and the Merger which may present them with certain actual or potential conflicts of interest. These interests include those discussed below.

Financial Interests

ARCP’s interests and the interests of ARCP’s affiliates in respect of the Offer and the Merger are different from yours, because ARCP has an interest in acquiring the shares of CCPT common stock as inexpensively as possible and you have an interest in selling your shares for the highest possible price. The interests of ARCP’s directors, officers and other affiliates in the Offer and the Merger may be the same as or different from your interests.

None of ARCP’s directors or officers directly owns any CCPT common stock. Therefore, no ARCP director or officer has any interest in the Offer or the Merger other than due to such person’s status as a director or officer of ARCP and ARCP’s interest in the Offer and the Merger as described in “Special Factors — Purposes of the Offer and the Merger; Plans for CCPT after the Merger.” The current officers of CCPT are compensated by ARCP and its subsidiaries, but not by CCPT. No officer of CCPT will receive compensation from CCPT as a result of the Offer and/or the Merger.

Interlocking Directors and Officers

The CCPT board of directors consists of four directors, two of whom are also ARCP directors, one of whom is a former independent ARCP director and one of whom is the Chief Financial Officer of certain of ARCP’s indirect subsidiaries, including those that manage CCPT and the other publicly registered non-traded REITs sponsored by Cole Capital. In addition, each of the senior executive officers of CCPT serves as a senior executive officer or director of ARCP or one or more of its subsidiaries, as reflected in the table below:

Executive	CCPT Role	ARCP Role
Nicholas S. Schorsch	Chairman, Chief Executive Officer and President	Chief Executive Officer and Chairman of the Board of Directors
William M. Kahane	Director	Director
D. Kirk McAllaster, Jr.	Director, Executive Vice President, Chief Financial Officer and Treasurer	In similar roles of certain indirect subsidiaries of ARCP, including those that manage the publicly registered non-traded REITs sponsored by Cole Capital
Robin A. Ferracone	Independent Director	Former independent director (resigned effective February 28, 2013 in connection with ARCP’s acquisition of American Realty Capital Trust III, Inc.)

In connection with the Cole Merger, effective February 7, 2014, Messrs. Cole and Nemer voluntarily resigned as members of the CCPT board of directors, and Mr. Cole voluntarily resigned from his role as chairman, chief executive officer and president of CCPT. Messrs. Schorsch and Kahane were appointed to their current positions with CCPT to fill the vacancies on the board of CCPT resulting from these resignations, and Mr. Schorsch was appointed chairman, chief executive officer and president of CCPT in connection with Mr. Cole’s resignation. As noted above, while Mr. McAllaster resigned from his position as Executive Vice President of CREI in connection with the Cole Merger, he currently serves as a director and executive officer of CCPT and as Executive Vice President and Chief Financial Officer of certain indirect subsidiaries of ARCP, including those that manage CCPT and the other publicly registered non-traded REITs sponsored by Cole Capital.

In addition, Robin A. Ferracone, who was appointed to CCPT’s board of directors as an independent director on February 28, 2014, was formerly an independent director of ARCP. Ms. Ferracone resigned from the ARCP board effective as of February 28, 2013, in connection with ARCP’s acquisition of American Realty Capital Trust III, Inc. (“ARCT III”).

On February 21, 2014, the ARCP board of directors formed the ARCP Negotiating Committee comprised solely of independent directors to evaluate a possible transaction with CCPT. Messrs. Michelson, Bowman and Stanley were appointed to the ARCP Negotiating Committee, none of whom are officers or employees of ARCP or CCPT or directors of CCPT. Upon the recommendation of the ARCP Negotiating Committee, all of the members of the ARCP board of directors, other than Messrs. Schorsch and Kahane, who abstained, unanimously approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger.

As noted above, Mr. Schorsch currently serves as Chairman of the board of directors, Chief Executive Officer and President of CCPT, and Chairman of the board of directors and Chief Executive Officer of ARCP. In connection with the Cole Merger, on October 21, 2013, ARCP entered into an employment agreement with Mr. Schorsch, to be effective as of the effective date of the consummation of ARCP’s restructuring into a self-managed real estate investment trust. The employment agreement provides for an initial nine-year term that will automatically renew for additional three-year periods unless either ARCP or Mr. Schorsch provides 90 days’ notice of non-renewal prior to the end of the then-current term. Mr. Schorsch’s employment agreement provides for a base salary of $1,100,000 per year, which will be reviewed for increase annually. As of the effective date of this employment agreement, Mr. Schorsch received a retention award of 2,000,000 restricted shares of ARCP common stock, which vests over time. Mr. Schorsch is also entitled to receive cash and equity bonuses in amounts equal to a percentage of his base salary determined based on the level of satisfaction of annual performance goals set by the ARCP board of directors. A copy of Mr. Schorsch’s employment agreement was filed as Exhibit 10.75 to ARCP’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2013, filed with the SEC on November 7, 2013, and is incorporated herein by reference.

Potential Conflicts of the Advisor and its Affiliates

Notwithstanding the CCPT conflicts policy described below under the section entitled “Special Factors — Relationships among ARCP, the Advisor, the Property Manager and CCPT — CCPT Conflicts Policy and Information Barriers Between ARCP and CCPT in Connection with the Merger,” CCPT is nevertheless subject to various conflicts of interest arising out of its relationship with the Advisor and its affiliates, including conflicts related to the arrangements pursuant to which CCPT will compensate the Advisor and its affiliates. CCPT relies on the Advisor and its affiliates for the day-to-day operation of its business pursuant to an advisory agreement dated April 6, 2004, as amended (the “Advisory Agreement”). The duties of the Advisor under the Advisory Agreement include, but are not limited to, providing CCPT with (i) investment and financial advice, including research and economic and statistical data in connection with CCPT’s real estate portfolio and (ii) daily management and administrative services, as well as (a) maintaining the books and records of CCPT, (b) providing CCPT’s board of directors with periodic reports regarding prospective investments, and (c) doing all things necessary to facilitate an effective and consistent investment program for CCPT. The initial term of the Advisory Agreement expired one year after the date of the agreement, but has been renewed on or prior to each successive anniversary of such date in accordance with its terms.

Under the Advisory Agreement, CCPT makes payments to the Advisor under several types of compensation arrangements. CCPT pays the Advisor a monthly asset management fee in an amount equal to  1/12th of 0.25% of aggregate asset values of the preceding month.

CCPT will also pay the Advisor acquisition and advisory fees in the amount of 3% of the contract purchase price of each asset as acquisition and advisory fees payable at the time and in respect of funds expended for (i) acquisition of an asset, (ii) to the extent that such funds are capitalized, for the development, construction or improvement of an asset, or (iii) the making of a mortgage. Additionally, if the Advisor or one of its affiliates provides a substantial amount of the services in connection with the sale of one or more assets, the Advisor or such affiliate will receive a disposition fee equal to 3% of the sale price of such asset or assets (except that no disposition fee will be payable to the Advisor for the sale of assets if the sales involve CCPT selling all or substantially all of its assets in one or more transactions designed to effectuate a business combination transaction). In addition, a subordinated share of net sales proceeds will be payable to the Advisor in an amount equal to 20% of net sales proceeds remaining after the stockholders have received dividends equal to the sum of the stockholders’ 7.5% return and 100% of invested capital. Moreover, upon listing on a national securities exchange or the NASDAQ stock exchange, the Advisor will be entitled to a subordinated incentive listing fee in an amount equal to 20% of the amount by which (i) the market value plus the total of all dividends paid to stockholders from CCPT’s inception until the date that market value is determined, exceeds (ii) the sum of (A) 100% of invested capital and (B) the total dividends required to be paid to the stockholders in order to pay the stockholders’ 7.5% return from inception through the date that market value is determined. Finally, if the Advisor or an affiliate provides a substantial amount of services in obtaining a loan to fund the acquisition of one or more assets or to refinance any outstanding indebtedness secured by one or more assets, the Advisor or its affiliate shall receive a financing coordination fee equal to 1% of the gross proceeds of such loan. None of these will be earned or payable in connection with the Offer and the Merger.

Pursuant to a waiver of the asset management fee by the Advisor, no asset management fees were incurred by CCPT during the fiscal years ended December 31, 2013 or 2012. CCPT is not obligated to pay any amounts for such periods. However, the Advisor may elect to charge monthly asset management fees in future periods. No disposition fees, or fees in respect of net sale proceeds, were incurred by CCPT during the fiscal years ended December 31, 2013 or 2012 relating to the sale of properties. During the fiscal year ended December 31, 2013, CCPT incurred $202,000 for acquisition fees. No such fees were incurred by CCPT for the fiscal year ended December 31, 2012. Pursuant to a waiver by the Advisor, no costs in respect of expenses incurred by the Advisor in connection with the provision of administrative services, including related personnel costs, were incurred by CCPT during the fiscal years ended December 31, 2013 or 2012.

Substantially all of CCPT’s business is conducted through the CCPT OP. CCPT is the sole general partner of and owns a 100% partnership interest in the CCPT OP.

CCPT has purchased, and in the future may purchase, properties or interests in properties from affiliates of the Advisor. The prices CCPT pays to affiliates of the Advisor for these properties will not be the subject of arm’s-length negotiations, which could mean that the acquisitions may be on terms less favorable to CCPT than those negotiated with unaffiliated parties. Further, ARCP or any real estate programs sponsored by ARCP and its affiliates, whether or not currently existing, could compete with CCPT in the sale or operation of CCPT’s properties. CCPT will seek to achieve any operating efficiency or similar savings that may result from affiliated management of competitive properties. However, to the extent that ARCP or other programs sponsored by ARCP and its affiliates own or acquire property that is adjacent, or in close proximity, to a property owned by CCPT, such CCPT property may compete with ARCP’s other program’s property for tenants or purchasers.

Affiliates of the Advisor and entities owned or managed by such affiliates also may acquire or develop real estate for their own accounts, and have done so in the past. Furthermore, affiliates of the Advisor and entities owned or managed by such affiliates intend to form additional real estate investment entities in the future, whether public or private, which can be expected to have the same or similar investment objectives and policies as CCPT and which may be involved in the same geographic area.

Subject to oversight by CCPT’s board of directors, the Advisor will have considerable discretion with respect to all decisions relating to the terms and timing of all transactions. Therefore, the Advisor may have conflicts of interest concerning certain actions taken on CCPT’s behalf, particularly due to the fact that such fees will generally be payable to the Advisor and its affiliates regardless of the quality of the properties acquired or the services provided to CCPT.

Potential Conflicts of the Property Manager

CCPT’s properties are, and CCPT anticipates that properties it acquires in the future, if any, will be, managed and leased by its property manager, the Property Manager, an affiliate of the Advisor, pursuant to a property management and leasing agreement dated April 6, 2004 (the “Property Management Agreement”). Specific duties of the Property Manager include, but are not limited to (i) operation, maintenance, and day-to-day management as landlord of all leases subject to the Property Management Agreement, (ii) maintenance of owned properties, (iii) coordination of leases for all owned properties and (iv) hiring and supervision of personnel.

Under the Property Management Agreement, CCPT agrees to make payments to the Property Manager under several types of compensation arrangements. CCPT pays the Property Manager a monthly management fee equal to 3% of gross revenue, less all payments to third-party property management subcontractors from the rental income received from the properties over the term of the Property Management Agreement. The Property Manager’s compensation applies to all renewals, extensions or expansions of leases that the Property Manager has originally negotiated. In the event the Property Manager assists with planning and coordinating the construction of any tenant-paid finish-out or improvements, the Property Manager shall be entitled to receive from any such tenant an amount equal to not greater than 5% of the cost of such tenant improvements. The Property Manager is also entitled to leasing fees, which are payable at prevailing market rates, not to exceed the greater of $4.50 per square foot or 7.5% of the total lease obligation.

During the years ended December 31, 2013 and 2012, CCPT incurred $401,000 and $417,000 for property management fees, respectively. Pursuant to a waiver of the leasing fee by the Property Manager, no leasing fees were incurred by CCPT during the fiscal years ended December 31, 2013 or 2012.

The Property Manager also serves as property manager for properties owned by real estate programs sponsored by ARCP and its affiliates, some of which may be in competition with CCPT’s properties.

CCPT Lines of Credit with ARCP Affiliates

CCPT, through CCPT OP, maintains two revolving lines of credit from Series C, LLC and Series D, LLC, affiliates of ARCP, the Property Manager and the Advisor (the “CCPT Lines of Credit”). The CCPT Lines of Credit are secured, in part, by interests in two of CCPT’s subsidiaries, Cole CN Rochester MN, LLC and Cole RA Memphis TN, LLC. As of March 31, 2014, CCPT OP had $300,000 outstanding and available borrowings of $2.635 million, collectively, under the CCPT Lines of Credit. Both of the CCPT Lines of Credit bear fixed interest rates of 5.75% and mature on March 31, 2015.

No financing coordination fee was paid, or will be paid, to the Advisor, the Property Manager or their respective affiliates in connection with the CCPT Lines of Credit. During the years ended December 31, 2013 and 2012, $5,000 and $84,000, respectively, of interest expense related to the CCPT Lines of Credit was incurred. The CCPT Lines of Credit contain customary default provisions and are recourse to CCPT OP.

Affiliate of ARCP as Information Agent

The Information Agent for the Offer is CCC, which is an indirect subsidiary of ARCP as a result of the Cole Merger. CCC will be reimbursed its incurred expenses in connection with its services as the Information Agent for this Offer, but will not receive any additional compensation for these services.

CCPT Conflicts Policy

In order to reduce or eliminate certain potential conflicts of interest, CCPT has adopted certain policies relating to transactions it enters into with the Advisor and its affiliates and allocation of investment opportunities among real estate programs sponsored by ARCP and its affiliates.

•	Transactions with the Advisor and its Affiliates.

CCPT’s policy is that the terms on which CCPT’s relationships are conducted with the Advisor or any of its affiliates will be fair to CCPT and on terms and conditions no less favorable to CCPT than can be obtained from independent third parties for comparable services in the same location.

•	Conflict Resolution Procedures with Respect to Acquisition of Properties.

In the event that an investment opportunity becomes available that may be suitable for both CCPT and ARCP or one or more other real estate programs sponsored by ARCP and its affiliates, and for which more than one of such entities has sufficient uninvested funds, then the Advisor and the advisors of the other programs, with oversight by their respective boards of directors, will examine the following factors, among others, in determining the entity for which the investment opportunity is most appropriate:

º	the investment objective of each entity;
º	the anticipated operating cash flows of each entity and the cash requirements of each entity;
º	the effect of the acquisition on diversification of each entity’s investments by type of property, geographic area and tenant concentration;
º	the amount of funds available to each program and the length of time such funds have been available for investment;
º	the policy of each entity relating to leverage of properties;
º	the income tax effects of the purchase to each entity; and
º	the size of the investment.

If, in the judgment of the advisors, the investment opportunity may be equally appropriate for more than one program of a similar size and type (e.g. office, industrial or single-tenant or multi-tenant retail), then the entity that has had the longest period of time elapse since it was offered an investment opportunity will first be offered such investment opportunity.

If a subsequent development, such as a delay in the closing of the acquisition or a delay in the construction of a property, causes any such investment, in the opinion of the advisors, to be more appropriate for an entity other than the entity that committed to make the investment, the advisors may determine that another program sponsored by ARCP and its affiliates will make the investment. The board of directors of CCPT has a duty to ensure that the method used for the allocation of the acquisition of properties by two or more programs seeking to acquire similar types of properties is applied fairly to CCPT.

Information Barriers Between ARCP and CCPT in Connection with the Merger

To maintain the integrity and confidentiality of CCPT’s evaluation of strategic alternatives, including the Offer and the Merger, while ensuring access by the CCPT directors and its advisors to certain CCPT information that is developed or maintained by ARCP to effectively evaluate strategic alternatives and to facilitate diligence by ARCP or other potential bidders, in advance of ARCP’s unsolicited proposal to acquire CCPT, it was determined that it would be appropriate for ARCP and the CCPT directors to designate CCPT Designees to assist the CCPT directors and their advisors in accessing relevant CCPT information. Accordingly, CCPT and ARCP prepared a protocol for maintaining a wall and governing the exchange of information between the CCPT Designees and the officers and employees of ARCP or its affiliates who are not CCPT Designees (the “ARCP Management Members”). This protocol sets forth the procedures that each of the ARCP Management Members and the CCPT Designees have followed and will follow to mitigate the potential for disclosing or otherwise communicating to the any confidential information about, relating to or in connection with CCPT’s consideration of strategic alternatives, including, without limitation, the identity of other potential bidders submitting an indication of interest, the terms of an indication of interest or the substance of any negotiations or discussions between the CCPT Designees and any interested, or potentially interested, parties, including ARCP.

Under this protocol, explicit limitations are placed on the communications and other information sharing between the ARCP Management Members and the CCPT Designees, including technical procedures to properly maintain an internal “information wall” and restrict access by unauthorized individuals to CCPT’s confidential information. Each of the CCPT Designees was required to deliver a certification that he or she (i) has read the policies and procedures contained in the protocol and (ii) agrees to abide by such policies and procedures.

For further information with respect to the arrangements between CCPT, its executive officers and directors, and its affiliated described above, please see the section entitled “Transactions with Related Persons, Promoters and Certain Control Persons” in CCPT’s Definitive Proxy Statement on Schedule 14A, dated April 19, 2013, and in Note 10 of the Notes to Consolidated Financial Statements in CCPT’s Annual Report on Form 10-K for the year ended December 31, 2013, each of which is incorporated herein by reference. The Definitive Proxy Statement on Schedule 14A and Annual Report on Form 10-K are available at the SEC’s website at www.sec.gov.

THE OFFER

1. Terms of the Offer

Merger Sub, which is a wholly-owned subsidiary of ARCP (where appropriate together with Merger Sub, “we,” “us” or “our”), hereby offers to purchase, on the terms and subject to the conditions set forth in this Offer to Purchase and the accompanying form of Letter of Transmittal (which together constitute the “Offer”), all the shares of common stock of CCPT that are validly tendered and not validly withdrawn before the Expiration Time, for an Offer Price of $7.25. The Tender Offer Price will be paid net to the seller in cash, without interest, less any applicable withholding tax.

The term “Expiration Time” means 12:00 midnight, New York City time, on the Expiration Date (which is the end of the day on the Expiration Date). The “Expiration Date” will be April 25, 2014, unless we extend the Offer, in which case the Expiration Date will be the day on which the Offer, as we extend it, expires. We are making the Offer in accordance with the Merger Agreement.

If, at the Expiration Time, all of the conditions to the Offer have been satisfied or waived (to the extent waivable), we will accept for payment and promptly pay for all shares of CCPT common stock that are validly tendered in response to the Offer and not validly withdrawn by the Expiration Time. After we accept and pay for all shares that are validly tendered and not validly withdrawn by the Expiration Time, we will have the right, but not the obligation, to provide one or more subsequent offering periods, that will begin on the day after the Expiration Date, during which shares of CCPT common stock can be validly tendered and we will accept and pay for shares that are validly tendered as they are received.

We will not pay interest on the Offer Price, regardless of any extension of the Offer or any delay in paying for the shares of CCPT common stock that are validly tendered in response to the Offer.

There is no financing condition to our obligation to accept and pay for the shares of CCPT common stock that are validly tendered in response to the Offer and not validly withdrawn. However, there are a number of conditions to this obligation, including two conditions (the Minimum Tender Condition and the condition that we receive the Offer REIT Opinion), which cannot be waived. See “The Offer — Conditions to the Offer.”

Subject to the terms of the Merger Agreement, we may, at any time and from time to time before the Expiration Date, make any changes to the terms and conditions of the Offer, or waive any condition to the Offer, except that we may not change, modify or waive the Minimum Tender Condition or the condition that CCPT’s counsel deliver the Offer REIT Opinion and we may not, without the prior written consent of CCPT:

•	reduce the Offer Price or change the form of consideration payable in the Offer;
•	reduce the number of shares we are seeking to purchase in the Offer;
•	add to the conditions to the Offer described in “The Offer — Conditions to the Offer” or modify or change any condition to the Offer in any manner materially adverse to the CCPT stockholders;
•	extend or otherwise change the Expiration Date in a manner not otherwise permitted by the Merger Agreement and described herein; or
•	otherwise amend, modify or supplement any other terms of the Offer in a manner materially adverse to any of the CCPT stockholders.

As described under “The Offer — Expiration and Extension of the Offer,” if there are conditions to the Offer that are not satisfied or waived (to the extent waivable) by the scheduled Expiration Time and ARCP reasonably determines that such conditions are capable of being satisfied or waived prior to the Outside Date, then we must extend the Offer for one or more consecutive increments of up to 15 business days (or such longer period as ARCP, Merger Sub and CCPT may agree) each, in order to permit those conditions to be satisfied, but we are not be required (but are permitted) to extend the Offer beyond the Outside Date or such earlier date as the Merger Agreement is terminated. However, if the Minimum Tender Condition or the condition that CCPT’s counsel deliver the Offer REIT Opinion, or any other condition that we do not waive, is not satisfied by the end of these required extension periods, we will have the right to terminate the Merger Agreement without accepting or paying for any of the CCPT shares that are validly tendered at the time of such termination.

If Merger Sub purchases all CCPT common stock validly tendered in the Offer and not validly withdrawn prior to any then scheduled Expiration Time (including shares validly tendered during any subsequent offering period, if there is one), but after such purchase ARCP and its subsidiaries do not own at least one share more than 90% of the shares of CCPT common stock outstanding as of the then scheduled Expiration Time, Merger Sub has the option to purchase from CCPT the lowest number of additional shares that that when added to the number of shares acquired in the Offer will increase the number of shares of CCPT common stock owned by ARCP and its subsidiaries to one share more than 90% of CCPT shares outstanding as of immediately after such purchase pursuant to this option (the “Top-Up Option”) at a price per share equal to the Offer Price (payable in cash or through the issuance of a promissory note). The purpose of the Top-Up Option is to enable us to effect the Merger without a stockholder vote as permitted by Section 3-106 of the MGCL.

There are no rights of an objecting stockholder or similar statutory rights available to holders of CCPT common stock in connection with the Merger or the other transactions contemplated by the Merger Agreement, and we have not (i) given unaffiliated stockholders of CCPT access to CCPT corporate files or (ii) provided for separate counsel or appraisal services at our expense.

2. Expiration and Extension of the Offer

Unless the Offer is extended, it will expire at 12:00 midnight, New York City time, on April 25, 2014 (which is the end of the day on April 25, 2014). As described under “The Offer — Procedure for Tendering Shares,” tenders of shares of CCPT common stock must be completed by the Expiration Time. However, there are a number of circumstances under which we may, or we must, extend the Offer. They are:

•	we may, if we choose to do so, extend the Offer on one or more occasions, upon mutual agreement by the parties;
•	if there are conditions to the Offer that are not satisfied or waived (to the extent waivable) by the scheduled Expiration Time and ARCP reasonably determines that such conditions are capable of being satisfied or waived prior to the Outside Date, then we must extend the Offer for one or more consecutive increments of up to 15 business days (or such longer period as ARCP and CCPT may agree) each, in order to permit those conditions to be satisfied, but we are not be required (but are permitted) to extend the Offer beyond the Outside Date or such earlier date as the Merger Agreement is terminated; and
•	we will be required to extend the Offer for the minimum period required by applicable law or any interpretation or position of the SEC applicable to the Offer, but in no event will we be required (but are permitted) to extend the Offer beyond the Outside Date or such earlier date as the Merger Agreement is terminated.

If we accept and pay for the shares that are validly tendered and not validly withdrawn by the Expiration Time, we will have the right, but not the obligation, to provide one or more subsequent offering periods, the first of which, if any, will begin on the day after the Expiration Date during which holders can tender CCPT common stock and we will accept and pay for additional shares that are validly tendered as they are received.

If we extend the Offer, we will announce the extension not later than 9:00 a.m. New York City time on the business day after the previously scheduled Expiration Date. If we provide a subsequent offering period, we will announce the same not later than 9:00 a.m. New York City time on the business day after the Expiration Date.

This Offer to Purchase and the related Letter of Transmittal are being distributed to all holders of record of shares of CCPT common stock on March 31, 2014. We are also making copies available to brokers, dealers, commercial banks, trust companies, and similar persons who hold shares as nominees for transmission to beneficial owners of the shares they hold.

3. Acceptance for Payment and Payment for Shares

On the terms, but subject to the conditions, of the Offer (including, if the Offer is extended or amended, the terms and conditions of the Offer as extended or amended) and applicable law, we will (1) accept for payment, and by doing so agree to purchase, the shares of CCPT common stock that are validly tendered before the Expiration Time and not validly withdrawn in the manner described under “The Offer — Withdrawal Rights,” and (2) promptly pay the purchase price for the shares we accept.

We reserve the right, in our sole discretion, to delay acceptance for payment of, or payment for, the shares that are validly tendered, subject to the requirements of Rule 14e-1(c) under the Exchange Act, if any of the conditions to the Offer described under “The Offer — Conditions to the Offer” has not been satisfied or waived (to the extent waivable), or in order to comply with any applicable law.

If we provide one or more subsequent offering periods, we will accept for payment, and promptly pay for, all shares that are validly tendered during the subsequent offering period(s) as they are received. See “The Offer — Terms of the Offer.”

In all cases, payment of the purchase price with respect to shares of CCPT common stock will be made only after timely receipt by the Depositary of a properly completed and duly executed Letter of Transmittal, including any required signature guarantees, and any other documents required by the Letter of Transmittal.

For purposes of the Offer, validly tendered shares of CCPT common stock (or defectively tendered shares which we decide to accept notwithstanding the defect) will be deemed to have been accepted for payment if and when we give oral notice (confirmed in writing), or written notice, of the acceptance to the Depositary. We will pay for the shares we accept by depositing the aggregate purchase price in immediately available funds with the Depositary. The Depositary will act as agent for tendering holders for the purpose of receiving payments from us and transmitting payments to the tendering holders. Under no circumstances will any interest be payable because of any delay in the transmission of funds to the holders of purchased shares or otherwise.

If any validly tendered shares of CCPT common stock are not purchased pursuant to the Offer for any reason, the shares that are not purchased will continue to be registered in the name(s) of the stockholder(s) on the stock ledger maintained in book-entry form by DST Systems, Inc., CCPT’s transfer agent (in such capacity, the “Transfer Agent”).

4. Procedure for Tendering Shares

Holders of shares of CCPT common stock will not be entitled to receive the Offer Price for their shares unless they validly tender them prior to the Expiration Time. The method of delivery of the Letter of Transmittal, any required signature guarantees and any other required documents, is at the election and sole risk of the tendering stockholder. Shares will be deemed to be delivered when, but only when, the completed Letter of Transmittal, any required signature guarantees and any other required documents are actually received by the Depositary. If such documents are delivered by mail, it is suggested that the holder use properly insured, registered mail, with return receipt requested, and that the mailing be made sufficiently in advance of the Expiration Date to ensure delivery to the Depositary prior to the Expiration Time.

Effect of Acceptance of Tendered Shares.  The tender of shares of CCPT common stock by a holder using the procedures described below and our subsequent acceptance of the tender will constitute a binding agreement between the holder and us for us to purchase the validly tendered shares in accordance with the terms, but subject to the conditions, set forth in this Offer to Purchase and the Letter of Transmittal.

Only holders of record are authorized to tender shares of CCPT common stock. The procedures by which shares may be validly tendered by beneficial owners that are not holders of record depends upon the manner in which the shares are held. Beneficial owners that are not holders of record should follow the instructions provided by their broker or other nominee to tender their shares. A holder who wants to transfer shares to a person who wants to tender them, but cannot complete the transfer in time for the transferee to tender the shares by the Expiration Time, should tender the shares, designating the transferee as payee in the boxes on the Letter of Transmittal entitled “Special Payment Instructions” or “Special Delivery Instructions,” as applicable.

THE COMPLETED AND SIGNED LETTER OF TRANSMITTAL AND ANY OTHER DOCUMENTS THAT ARE BEING DELIVERED IN RESPONSE TO THE OFFER SHOULD BE SENT ONLY TO THE DEPOSITARY. THEY SHOULD NOT BE SENT TO ANY OF MERGER SUB, ARCP, CCPT OR THE INFORMATION AGENT.

If shares are registered in the name of a person other than the person who executes the Letter of Transmittal with respect to those shares, the Letter of Transmittal must be accompanied by an appropriate written instrument of transfer that is executed exactly as the name or names of the registered holder or holders appear on the stock ledger maintained in book-entry form by the Transfer Agent, with the signature or signatures on the instruments of transfer guaranteed as provided below.

Tender of Shares Held by a Nominee.  Any beneficial owner whose shares of CCPT common stock are registered in the name of a nominee and who wishes to tender shares should follow the instructions provided by that nominee. If no instructions are provided, the beneficial owner should contact the nominee promptly and instruct the nominee to tender the shares by delivering a Letter of Transmittal on the beneficial owner’s behalf.

Signature Guarantees.  Most tendering holders will not have to provide signature guarantees. However, if shares are registered in the name of a person other than the person who executes the Letter of Transmittal, the signatures on the Letter of Transmittal must be medallion guaranteed by an eligible guarantor institution. See Instructions 1 and 3 of the Letter of Transmittal.

Backup Withholding and U.S. Federal Income Tax Withholding.  To prevent backup withholding, a U.S. holder (as defined below in “The Offer — Certain Material U.S. Federal Income Tax Consequences”) must provide the Depositary with the holder’s correct taxpayer identification number (“TIN”) and certify that the holder is not subject to backup withholding by completing the Form W-9 included in the Letter of Transmittal. See “The Offer — Certain Material U.S. Federal Income Tax Consequences.”

Determination of Validity.  In order for any tender of shares of CCPT common stock to be valid, it must be timely and in proper form. All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tendered shares will be determined by ARCP, in ARCP’s sole discretion. This determination will be final and binding on the tendering holders and all other holders of CCPT common stock. We reserve the absolute right to reject any tender of CCPT common stock if ARCP determines that the documents relating to the tender are not in proper form or if, in the view of our counsel, the acceptance of the tendered shares of CCPT common stock for payment or payment for those shares may be unlawful. We also reserve the absolute right, in our sole discretion, to waive or not to waive any of the conditions to the Offer (other than the Minimum Tender Condition or the condition that CCPT’s counsel deliver the Offer REIT Opinion) or any defect or irregularity in the tender of shares of CCPT common stock by any holder, even if similar defects or irregularities are treated differently in the case of other holders. ARCP’s interpretation of the terms and conditions of the Offer (including provisions of the Letter of Transmittal and the Instructions to it) will be final and binding. None of ARCP, Merger Sub, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or will incur any liability for failure to give any such notification. If we waive our right to reject a defective tender of shares of CCPT common stock, the tendering holder will be entitled to receive the Offer Price for those shares.

Appointment of Proxy.  By executing a Letter of Transmittal, the tendering stockholder will irrevocably appoint designees of ARCP as the stockholder’s proxy, with full power of substitution, to vote the tendered shares of CCPT common stock as fully as the holder could vote them. That appointment of a proxy will be considered to be coupled with an interest in the tendered shares. It will be effective when we accept for payment the shares to which it relates. It will give the proxies the right to vote the shares as instructed by ARCP with regard, among other things, to any proposal that CCPT’s stockholders approve the Merger. The Offer does not constitute a solicitation of proxies unless we purchase the shares to which the proxies relate.

5. Withdrawal Rights

A holder who tenders shares of CCPT common stock may withdraw the shares after they have been validly tendered only as described in this section. A holder who validly withdraws previously validly tendered shares of CCPT common stock will not receive the Offer Price with regard to those shares. Unless validly tendered shares are validly withdrawn as described below, a tender of shares of CCPT common stock in response to the Offer is irrevocable.

Shares that are validly tendered in response to the Offer may be validly withdrawn at any time at or prior to the Expiration Time (i.e., 12:00 midnight (which is the end of the day), New York City time, on the Expiration Date of the Offer), and, unless previously accepted for payment by Merger Sub pursuant to the Offer, may also be withdrawn at any time after May 29, 2014 which is the 60th day after the commencement date of the Offer. No withdrawal rights will apply to shares tendered during a subsequent offering period and no withdrawal rights apply during a subsequent offering period with respect to shares tendered in the Offer and accepted for payment.

To withdraw shares, a written notice of withdrawal must be received by the Depositary at its address set forth on the back cover page of this Offer to Purchase at or before the Expiration Time. A notice of withdrawal must (1) specify the name of the person who validly tendered the shares that are to be validly withdrawn, (2) describe the shares that are to be validly withdrawn, the number of shares being validly withdrawn, and (3) be signed by the holder of the shares in the same manner as the original signature on the Letter of Transmittal by which the shares were validly tendered (including any required signature guarantees). If the shares to be validly withdrawn have been delivered or otherwise identified to the Depositary, a properly completed notice of withdrawal will be effective as soon as the Depositary receives it, even if physical release is not yet effected. A withdrawal of shares can only be accomplished in accordance with the foregoing procedures.

All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by ARCP, in ARCP’s sole discretion (which determination will be final and binding). None of ARCP, Merger Sub, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal, or will incur any liability for failure to give any such notification.

Withdrawn shares may be retendered by following one of the procedures described under “The Offer — Procedures for Tendering Shares” at any time prior to the Expiration Time.

6. Certain Material U.S. Federal Income Tax Consequences

Internal Revenue Service Circular 230 Disclosure

Pursuant to Internal Revenue Service Circular 230, we inform you that the following description of U.S. federal tax consequences was not intended or written to be used, and that description cannot be used, by any taxpayer for the purpose of avoiding any penalties that may be imposed on the taxpayer under the United States Internal Revenue Code of 1986, as amended (the “Code”). The description was written to support the marketing of the Offer and is limited to the United States Federal tax issues described in this Offer to Purchase. Additional issues may exist that could affect the United States Federal tax treatment of the matters that are the subject of this description, and this description does not consider or provide any conclusions with respect to any such additional issues.

The following is a discussion of the material U.S. federal income tax consequences to holders of CCPT common stock whose shares are sold in response to the Offer or converted to cash in the Merger.

This discussion is based upon the Code, Treasury regulations promulgated under the Code, which we refer to as the Treasury Regulations, and reported judicial and administrative rulings and decisions in effect as of the date of this Offer to Purchase, all of which are subject to change, retroactively or prospectively, and to possibly differing interpretations. Any such change could affect the validity of this discussion.

This discussion does not address (i) U.S. federal taxes other than income taxes or (ii) state, local or non-U.S. taxes. In addition, this discussion does not purport to address the U.S. federal income or other tax considerations applicable to holders of CCPT common stock that are subject to special treatment under U.S. federal income tax law, including, for example:

•	financial institutions;
•	partnerships or entities treated as partnerships for U.S. federal income tax purposes and investors therein, S corporations or other pass-through entities;
•	insurance companies;
•	pension plans or other tax-exempt organizations, except to the extent discussed below;
•	dealers in securities or currencies;
•	traders in securities that elect to use a mark to market method of accounting;
•	persons that hold their common stock as part of a straddle, hedge, constructive sale or conversion transaction;
•	persons that do not hold their common stock as a capital asset within the meaning of Section 1221 of the Code;
•	regulated investment companies;
•	REITs;
•	certain U.S. expatriates;
•	persons whose “functional currency” is not the U.S. dollar;
•	persons who acquired their CCPT common stock through the exercise of an employee stock option or otherwise as compensation; and
•	persons who are not U.S. holders.

Generally, for purposes of this discussion, a “U.S. holder” is a person that is, for U.S. federal income tax purposes:

•	an individual citizen or resident of the United States;
•	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state thereof or the District of Columbia;
•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or
•	a trust if (1) a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) the trust has a valid election in effect under current Treasury Regulations to be treated as a U.S. person.

If a partnership or entity treated as a partnership for U.S. federal income tax purposes holds CCPT common stock, the U.S. federal income tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. A partnership or entity treated as a partnership for U.S. federal income tax purposes holding CCPT common stock, and the partners in such partnership, should consult their own tax advisors.

Sale of CCPT common stock as a result of the Offer.  The sale of CCPT common stock as a result of the Offer will be a taxable transaction for U.S. federal income tax purposes. In general, a U.S. holder who sells its CCPT common stock as a result of the Offer will recognize capital gain or loss for U.S. federal income tax purposes equal to the difference, if any, between the amount of cash received in the Offer and the U.S. holder’s adjusted tax basis in the CCPT common stock. Any such gain or loss will be long-term capital gain or loss if the U.S. holder held the shares for more than one year. Long-term capital gains of noncorporate taxpayers are generally taxed at a reduced rate. The deductibility of capital losses is subject to limitations. Gain or loss must be calculated separately for each block of CCPT common stock (i.e., shares acquired at the same cost in a single transaction) sold as a result of the Offer.

Receipt of cash for CCPT common stock as a result of the Merger.  The receipt of cash for CCPT common stock as a result of the Merger will be a taxable transaction for U.S. federal income tax purposes. In general, a U.S. holder who receives cash in exchange for CCPT common stock as a result of the Merger will recognize capital gain or loss for U.S. federal income tax purposes equal to the difference, if any, between the amount of cash received in the Merger and the U.S. holder’s adjusted tax basis in the CCPT common stock. Any such gain or loss will be long-term capital gain or loss if the U.S. holder held the shares for more than one year. Long-term capital gains of noncorporate taxpayers are generally taxed at a reduced rate. The deductibility of capital losses is subject to limitations. Gain or loss must be calculated separately for each block of CCPT common stock (i.e., shares acquired at the same cost in a single transaction) converted to cash as a result of the Merger.

Information Reporting and Backup Withholding.  Payments made to U.S. holders as a result of the Offer or the Merger generally will be subject to information reporting and may be subject to backup withholding (currently at a rate of 28%). Backup withholding is not an additional tax. U.S. holders may credit amounts that are withheld against their U.S. federal income tax liability or may claim a refund of any excess amounts withheld by timely filing a claim for refund with the IRS. To avoid backup withholding, a U.S. holder that does not otherwise establish an exemption must provide us or the Depository with its correct TIN and certify that it is not subject to backup withholding by completing and returning the Form W-9 included in the Letter of Transmittal, or otherwise establish an exemption from the backup withholding rules. In general, for an individual, the TIN is the individual’s social security number. If a U.S. holder does not provide us or the Depository with a correct TIN or fails to provide the required certifications, the IRS may impose a penalty on such U.S. holder.

If a U.S. holder has not been issued a TIN and has applied for one or intends to apply for one in the near future, the U.S. holder should write “Applied For” in the space provided for the TIN in Part I of Form W-9 and sign and date the Form W-9. If “Applied For” is written in Part I and neither we nor the Depository is provided with a TIN prior to the date of payment, 28% of any reportable payments due to the U.S. holder will be withheld. For further information concerning backup withholding and instructions for completing Form W-9 (including how to obtain a TIN if you do not have one and how to complete Form W-9 if shares are held in more than one name), consult the instructions to the Form W-9 contained in the Letter of Transmittal. You can also obtain a Form W-9 from the Depository upon request or from the IRS at its Internet website: www.irs.gov.

Certain persons (including, among others, certain corporations) are not subject to these backup withholding and reporting requirements. Exempt U.S. persons should indicate their exempt status on Form W-9. CCPT stockholders should consult their tax advisors as to any qualification for exemption from backup withholding, and the procedure for obtaining the exemption.

NOTE: FAILURE TO COMPLETE AND RETURN FORM W-9 MAY RESULT IN BACKUP WITHHOLDING EQUAL TO 28% OF ANY REPORTABLE PAYMENTS MADE TO YOU AS A RESULT OF THE OFFER OR THE MERGER. PLEASE REVIEW THE FORM W-9 AND INSTRUCTIONS CONTAINED IN THE LETTER OF TRANSMITTAL FOR ADDITIONAL DETAILS.

7. CCPT Dividends and Distributions

CCPT’s stock is not currently listed on a national securities exchange. Pursuant to CCPT’s charter, if CCPT does not list its shares on a national securities exchange on or before February 1, 2016, the CCPT board of directors is required to either seek stockholder approval of an amendment or extension of this listing deadline, or seek stockholder approval to adopt a plan of liquidation. CCPT may seek to list its shares of common stock for trading on a national securities exchange only if CCPT’s board of directors believes listing would be in the best interest of its stockholders. CCPT does not anticipate that there would be any market for its common stock until its shares are listed on a national securities exchange; however, CCPT does not intend to list its shares of common stock at this time.

CCPT elected to be taxed and qualified as a REIT for federal income tax purposes commencing with its taxable year ended December 31, 2004. As a REIT, CCPT has made, and intends to make, distributions each taxable year equal to at least 90% of its taxable income (excluding capital gains). One of CCPT’s primary goals is to pay regular (monthly) distributions to its stockholders. For federal income tax purposes, distributions to common stockholders are characterized as ordinary dividends, capital gain distributions, or nontaxable distributions.

From June 2005 through February 2010, CCPT made distributions at an annual rate of $0.70 per share, or 7%, based upon a purchase price of $10.00 per share, which was the offering price for its shares of common stock in the CCPT Private Placement (as defined below). However, beginning in March 2010, CCPT’s board of directors reduced its annualized distribution rate to $0.50 per share. The principal reason for the lower distribution rate was the refinancing of approximately $50 million of fixed rate debt that was to mature by year-end 2010. The prevailing credit markets upon refinancing dictated higher interest rates and amortization provisions, requiring CCPT to pay down a portion of the principal on a monthly basis over the life of the loan.

The following table shows the character of the distributions CCPT paid on a per share basis during the years ended December 31, 2013, 2012 and 2011:

Year	Total Distributions Paid (in thousands)	Weighted Average Distributions Paid per Common Share	Nontaxable Distributions	Ordinary Dividends	Capital Gain Distributions
2013	$5,044	$0.50	$0.27	$0.23	$0.00
2012	$5,047	$0.50	$0.10	$0.19	$0.21
2011	$5,046	$0.50	$0.12	$0.17	$0.21

CCPT’s board of directors authorized a daily distribution, based on 365 days in the calendar year, of $0.001369999 per share (which equates to an annualized rate of 5% based on an assumed share price of $10.00 per share, or 7.6% based on the most recent estimated value of $6.55 per share), for stockholders of record as of the close of business on each day of the period, commencing on January 1, 2014 and ending on April 30, 2014 (subject to earlier completion of the Offer).

Under the Merger Agreement, CCPT represents that all dividends or other distributions on its common stock and any material dividend or other distribution on any securities of any of its subsidiaries which have been authorized or declared prior to the date of the Merger Agreement have been paid in full (except for those dividends and distributions announced but not yet due and payable). The Merger Agreement limits CCPT’s ability to pay dividends and distributions during the Interim Period, as described below. These restrictions do not apply to any distributions required to be made by CCPT or its subsidiaries in order to maintain CCPT’s status as a REIT. During the Interim Period, CCPT may not declare, set aside or pay any dividend or distribution on its common stock unless required by law or permitted by ARCP to be declared and paid, except for CCPT’s previously declared annualized distribution of $0.50 per share, payable monthly at a rate of $0.0416667 per share, and any additional ordinary course distributions not to exceed such amount authorized by CCPT’s board of directors. To the extent any dividend or distribution permitted by the Merger Agreement has been declared, but is not yet paid prior to the closing of the Offer, you will be eligible to receive such unpaid dividend or distribution. The CCPT board of directors has authorized distributions only through the earlier of (i) the closing of the Offer and (ii) April 30, 2014.

8. Market for CCPT Common Stock; SEC Registration

Intention to Deregister the CCPT Common Stock.  If as a result of the purchase of the CCPT common stock that is validly tendered in response to the Offer, the exercise of the Top-Up Option, if applicable, and the transfer of any CCPT common stock held by ARCP and its subsidiaries to us, we own in excess of 90% of the shares of common stock outstanding, we will be required to cause the Merger to take place as promptly as practicable, without a vote of the CCPT stockholders.

Even if ARCP and Merger Sub do not own at least 90% of the outstanding shares of CCPT common stock after we purchase the CCPT common stock that is validly tendered in response to the Offer and not validly withdrawn, we do not exercise the Top-Up Option and therefore we are not able to cause the Merger to take place without a vote of the CCPT stockholders, if, after we purchase all the shares that are validly tendered in response to the Offer and not validly withdrawn, there are fewer than 300 holders of record of CCPT common stock, we could terminate the registration of the CCPT common stock under the Exchange Act.

Termination of registration of the CCPT common stock under the Exchange Act would substantially reduce the information CCPT is required to furnish to its stockholders during the period between the time registration terminates and the effective time of the Merger, and might reduce the amount of information we would be required to make available in connection with the Merger. It also would make certain provisions of the Exchange Act no longer applicable to CCPT, including the short-swing profit recovery provisions of Section 16(b) of the Exchange Act, the requirement to furnish a proxy statement or information statement pursuant to Section 14(a) or 14(c) of the Exchange Act in connection with stockholders’ meetings, including the meeting to vote upon the Merger, the requirement to file periodic reports and other reports with the SEC, and the requirement to furnish an annual report to stockholders. In addition, it would make it no longer possible for “affiliates” of CCPT or persons holding “restricted securities” of CCPT to dispose of those securities in accordance with Rule 144 or Rule 144A under the Securities Act. If CCPT does not terminate the registration of the CCPT common stock under the Exchange Act before the Merger takes place, it will apply for termination of registration of the CCPT common stock promptly after the Merger takes place.

Margin Regulations.  Shares of CCPT common stock currently are “margin securities” for purposes of the regulations of the Board of Governors of the Federal Reserve System, and therefore brokers are permitted to extend credit secured by shares of CCPT common stock for the purpose of enabling holders to buy, carry or trade in securities. If registration of the CCPT common stock under the Exchange Act is terminated, shares of CCPT common stock will no longer constitute “margin securities.” In addition, it is possible that, after we purchase the CCPT common stock that is validly tendered in response to the Offer and not validly withdrawn, even if the CCPT common stock continues to be registered under the Exchange Act, shares of CCPT common stock will no longer constitute “margin securities” for purposes of the margin regulations. If shares of CCPT common stock cease to be “margin securities,” they will no longer be eligible to be used as collateral for loans made by brokers.

9. Information About CCPT

Unless otherwise indicated, the information concerning CCPT contained in this Offer to Purchase has been taken from or is based upon documents and records on file with the SEC and other publicly available sources. The summary information set forth below is qualified in its entirety by reference to CCPT’s public filings with the SEC (which may be obtained and inspected as described below) and should be considered in conjunction with the financial and other information in those reports and other publicly available information. Although we have no knowledge that any such information contains any misstatements or omissions, none of ARCP, Merger Sub or any of their respective affiliates or assigns, the Information Agent or the Depositary assumes responsibility for the accuracy or completeness of the information concerning CCPT contained in such documents and records or for any failure by CCPT to disclose events which may have occurred or may affect the significance or accuracy of any such information.

CCPT is a Maryland corporation that was formed on March 29, 2004, which has elected to be taxed, and currently qualifies, as a REIT for federal income tax purposes. Its principal executive office is located at 2325 East Camelback Road, Suite 1100, Phoenix, Arizona 85016 and its telephone number is (602) 778-8700. CCPT was organized to acquire and operate commercial real estate primarily consisting of freestanding, single-tenant, retail properties net leased to investment grade and other creditworthy tenants located throughout the United States. On April 26, 2004, CCPT commenced a private placement of shares of common stock offered at a price of $10.00 per share, subject to certain volume and other discounts (the “CCPT Private Placement”). CCPT completed the CCPT Private Placement on September 16, 2005, after having raised aggregate gross proceeds of approximately $100.3 million through the sale of an aggregate of 10,097,251 shares of its common stock. As of March 28, 2014, 10,090,951 shares of CCPT common stock were issued and outstanding. CCPT issued its common stock in the CCPT Private Placement in reliance upon exemptions from the registration requirements of the Securities Act and state securities laws. As a result, CCPT’s stockholders may not transfer their shares of common stock except pursuant to an effective registration statement or pursuant to an exemption from registration. There is no established trading market for the shares.

CCPT’s stock is not currently listed on a national securities exchange. CCPT may seek to list its shares of common stock for trading on a national securities exchange only if CCPT’s board of directors believes listing would be in the best interest of its stockholders. CCPT does not anticipate that there would be any market for its common stock until its shares are listed on a national securities exchange; however, CCPT does not intend to list its shares of common stock at this time. In the event CCPT does not obtain listing prior to February 1, 2016, its charter requires that it either: (1) seek stockholder approval of an extension or amendment of this listing deadline; or (2) seek stockholder approval to adopt a plan of liquidation. If CCPT seeks and does not obtain stockholder approval of an extension or amendment to the listing deadline, CCPT would then be required to seek stockholder approval of its liquidation. If CCPT seeks and fails to obtain stockholder approval of its liquidation, its charter would not require CCPT to list or liquidate and CCPT could continue to operate as before. In such event, there would be no public market for shares of CCPT common stock and stockholders could be required to hold the shares indefinitely. If CCPT seeks and obtains stockholder approval of its liquidation, CCPT would begin an orderly sale of its assets and distribute, subject to the Advisor’s subordinated participation, its net proceeds to its stockholders.

Substantially all of CCPT’s business is conducted through CCPT OP, a Delaware limited partnership. CCPT is the sole general partner of and owns a 100% partnership interest in CCPT OP. CCPT is externally managed by the Advisor, which is an indirect subsidiary of ARCP. CCPT’s sponsor, Cole Capital, is a group of affiliated entities, which includes the Advisor, that has sponsored various prior real estate investment programs. The Advisor, pursuant to a contractual arrangement, is responsible for managing CCPT’s affairs on a day-to-day basis, identifying and making acquisitions and investments on CCPT’s behalf, and recommending an appropriate exit strategy to CCPT’s board of directors. The Advisor also provides asset management, marketing, legal, investor relations and other administrative services on CCPT’s behalf. The agreement with the Advisor is for a one-year term and is reconsidered on an annual basis by CCPT’s board of directors. CCPT has no paid employees and relies upon the Advisor to provide substantially all of its day-to-day management.

As of March 28, 2014, CCPT owned 39 properties comprising approximately 956,000 square feet of single-tenant retail and commercial space located in 19 states, 43% of which is investment grade. As of March 28, 2014, these properties were 100% leased.

Additional Information:  CCPT is subject to the informational and reporting requirements of the Exchange Act and, accordingly, files and furnishes periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. The information in CCPT’s Annual Report on Form 10-K for the years ended December 31, 2013, which was filed with the SEC on March 31, 2014, and December 31, 2012, which was filed with the SEC on March 28, 2013 (together, the “Form 10-Ks”), are incorporated by reference into this Offer to Purchase. You can read and copy the Form 10-Ks and any other reports, statements or other information that CCPT has filed with the SEC at the SEC’s Public Reference Room located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You can call 1-800-SEC-0330 for further information regarding the operation of the Public Reference Room. CCPT’s filings are also available to the public on the SEC’s website at www.sec.gov and on a website CCPT maintains at http://www.colecapital.com. The information contained on or accessible from CCPT’s website, other than information the Form 10-Ks, is not incorporated into, or otherwise a part of, this Offer to Purchase. The Form 10-Ks were prepared by CCPT. The information in the Form 10-Ks are incorporated into this Offer to Purchase without independent verification by ARCP or Merger Sub of the completeness or accuracy of that information.

10. Information About Merger Sub and ARCP

Merger Sub is a Delaware corporation that was formed on March 17, 2014, for the sole purpose of conducting the Offer and participating in the Merger. In the Merger Agreement, we warranted to CCPT that Merger Sub has not, and on the effective date of the Merger will not have, engaged in any activities or incurred any obligations or liabilities, except activities relating to or contemplated by the Merger Agreement and obligations or liabilities incurred in connection with those activities and with the transactions contemplated by the Merger Agreement. Merger Sub is wholly-owned by ARCP.

ARCP was incorporated on December 2, 2010, as a Maryland corporation that qualified as a REIT beginning in the year ended December 31, 2011. On September 6, 2011, ARCP completed its initial public offering, and its shares of common stock began trading on the NASDAQ Stock Market under the symbol “ARCP” on September 7, 2011.

ARCP is a self-managed and self-administered real estate company that acquires, owns and operates single-tenant, freestanding commercial real estate primarily subject to medium-term net leases with high credit quality tenants. ARCP focuses on investing in properties that are net leased to (i) credit tenants, which generally are large investment-grade rated public companies and other creditworthy tenants, and (ii) governmental, quasi-governmental and not-for-profit entities. ARCP’s long-term business strategy is to acquire a diverse portfolio consisting of approximately 70% long-term leases and 30% medium-term leases, with an average remaining lease term of 10 to 12 years. ARCP expects this investment strategy to provide for stable income from credit tenants and to provide for growth opportunities from re-leasing of current below market leases.

Substantially all of ARCP’s business is conducted through the ARCP OP. ARCP is the sole general partner and holder of 95.8% of the equity interests in the ARCP OP as of December 31, 2013. As of December 31, 2013, certain affiliates of ARCP and certain unaffiliated investors are limited partners and owners of 3.9% and 0.3%, respectively, of the equity interests in the ARCP OP. Under the limited partnership agreement of the ARCP OP, after holding units of limited partner interests in the ARCP OP (“OP Units”) for a period of one year, unless otherwise consented to by ARCP, holders of OP Units have the right to redeem the OP Units for the cash value of a corresponding number of shares of ARCP common stock or, at ARCP’s option, as general partner of the ARCP OP, a corresponding number of shares of ARCP common stock. The remaining rights of the holders of OP Units are limited and do not include the ability to replace the general partner or to approve the sale, purchase or refinancing of the ARCP OP’s assets.

During the year ended December 31, 2013, ARCP retained ARC Properties Advisors, LLC, its former external manager and a wholly-owned subsidiary of AR Capital, LLC, to manage ARCP’s affairs on a day-to-day basis and, as a result, ARCP was generally externally managed, with the exception of certain acquisition, accounting and portfolio management services performed by its employees. In August 2013, ARCP’s board of directors determined that it was in the best interests of ARCP and its stockholders to become self-managed, and ARCP completed its transition to self-management on January 8, 2014. In connection with becoming self-managed, ARCP terminated the existing management agreement with its former external manager, entered into employment and incentive compensation arrangements with its executives, and acquired from the former external manager certain assets necessary for its operations.

Under the termination agreement, the former external manager provided services previously provided under its management agreement with ARCP, as required by ARCP, for a tail period of 60 days following ARCP’s transition to self-management, and received a payment in the amount of $10.0 million for providing such services. In addition, pursuant to a separate transition services agreement entered into as of October 21, 2013, affiliates of the former external manager agreed to provide certain transition services, including accounting support, acquisition support, investor relations support, public relations support, human resources and administration, payroll services, benefits services, treasury, insurance and risk management, information technology, telecommunications and internet services, and services relating to office supplies for a 60-day period following ARCP’s transition to self-management. ARCP’s former external manager also transferred to ARCP certain furniture, fixtures and equipment used by it in connection with the management of the business of ARCP. ARCP paid its former external manager $10.0 million for such furniture, fixtures and equipment, in addition to certain unreimbursed expenses.

As of December 31, 2013, excluding one vacant property classified as held for sale, ARCP owned 1,329 properties consisting of 34.2 million square feet, which properties were 98.1% leased with a weighted average remaining lease term of 8.5 years. In constructing its portfolio, ARCP is committed to diversification (by industry, tenant and geography). As of December 31, 2013, rental revenues derived from investment grade tenants and tenants affiliated with investment grade entities as determined by a major rating agency approximated 54% (ARCP has attributed the rating of each parent company to its wholly owned subsidiary for purposes of this disclosure). ARCP’s strategy encompasses receiving the majority of its revenue from investment grade tenants as it further acquires properties and enter into (or assume) lease arrangements.

As of December 31, 2013, ARCP, after giving effect to the acquisition of properties acquired from American Realty Capital Trust IV, Inc., CREI, affiliates of funds managed by Fortress Investment Group LLC and Inland American Real Estate Trust, Inc., which occurred after December 31, 2013, excluding one vacant property classified as held for sale, owned 3,710 properties consisting of 101.5 million square feet, which properties were 98.8% leased with a weighted average remaining lease term of 10.2 years. As of December 31, 2013, rental revenues derived from investment grade tenants and tenants affiliated with investment grade entities (including the above acquisitions, which occurred after December 31, 2013) as determined by a major rating agency approximated 49% (ARCP has attributed the rating of each parent company to its wholly owned subsidiary for purposes of this data).

11. Source of Funds

Completion of the Offer is not conditioned upon obtaining financing. The cost of ARCP’s acquiring through the Offer and the Merger all of the common stock of CCPT will be approximately $73,152,145, plus transaction fees and expenses. ARCP expects to fund these payments out of its cash on hand, debt available under its credit facility and other debt and equity sources.

Because (i) the only consideration to be paid as a result of the Offer and the Merger is cash, (ii) the Offer is to purchase all of the issued and outstanding common stock of CCPT not otherwise owned by ARCP or its affiliates, and (iii) there is no financing condition to the completion of the Offer, ARCP believes the financial condition of Merger Sub and ARCP is not material to a decision by a holder of CCPT common stock whether to sell, hold or tender CCPT common stock in response to the Offer.

12. Conditions to the Offer

We will not be required to accept or pay for any of the CCPT common stock that is validly tendered in response to the Offer if any of the conditions listed below are not satisfied. Subject to the need to comply with Rule 14e-1(c) under the Exchange Act, which requires a person who makes a tender offer to pay the consideration offered or return the securities deposited promptly after the termination or withdrawal of the tender offer, we may extend the Offer or delay the acceptance of, or payment for, the CCPT common stock that is validly tendered until those conditions are fulfilled.

We have agreed that we will not purchase any of the CCPT common stock that is validly tendered in response to the Offer unless the Minimum Tender Condition is met and we receive the Offer REIT Opinion from CCPT’s counsel as to CCPT’s status as a REIT as of the consummation of the Offer. We are not permitted to waive those conditions.

The following are other conditions that would permit us to terminate the Offer without accepting or paying for the CCPT common stock that is otherwise validly tendered in response to the Offer and not validly withdrawn prior to the Expiration Time:

•	any event, change or occurrence shall have occurred since the date of the Merger Agreement that, either individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on the business or operations of CCPT;
•	any pending or threatened action, proceeding or counterclaim, by any governmental authority (i) challenging or seeking to make illegal, delay materially or otherwise directly or indirectly restrain or prohibit the making of the Offer, the acceptance for payment of or payment for some or all of the shares of CCPT common stock by ARCP or Merger Sub or the consummation of the Offer or the Merger, (ii) seeking to obtain material damages in connection with the Offer or the Merger, (iii) seeking to restrain, prohibit or limit ARCP’s, CCPT’s or any of their respective affiliates’ ownership or operation of all or any material portion of the business or assets of ARCP, CCPT or any such affiliate, or to compel ARCP, CCPT or any of their respective affiliates to dispose of, license or hold separate all or any material portion of the business or assets of ARCP, CCPT or such affiliate, or (iv) seeking to impose material limitations on the ability of ARCP, Merger Sub or any of ARCP’s other affiliates effectively to acquire, hold or exercise full rights of ownership of any shares of CCPT common stock or any membership interests of Merger Sub, the company that survives the Merger, including the right to vote the shares of CCPT common stock or membership interests of Merger Sub acquired or owned by ARCP, Merger Sub or any of ARCP’s other affiliates on all matters properly presented to CCPT’s stockholders;
•	any law enacted, entered, enforced, proposed, issued, in effect or deemed applicable to the Offer or the Merger that, in the good faith judgment of ARCP, is likely, directly or indirectly, to result in any of the consequences referred to in clauses (i) through (iv) of the immediately preceding bullet point above;
•	any of the representations and warranties of CCPT are not true and correct in all respects as the Expiration Date, except in most cases, inaccuracies where the failure of such representations or warranties to be true and correct does not have, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect;
•	CCPT has not performed or complied in all material respects with its agreements, covenants and obligations under the Merger Agreement and such failure to perform or comply with such other agreements, obligations or covenants shall not have been cured to the good faith satisfaction of ARCP;
•	any revocation of the Ownership Limit Waiver as it is defined above shall have occurred since the date of the Merger Agreement;
•	any of the consents, authorizations and approvals required by the Merger Agreement (including lender consents under mortgage loans secured by 35 of CCPT’s properties, as set out in CCPT’s disclosure letter to the Merger Agreement) shall not have been obtained or shall not be in full force and effect; or
•	the Merger Agreement has been terminated in accordance with its terms.

These conditions are solely for our benefit, and if any of them is not satisfied, we may, in our sole discretion, terminate the Offer without accepting the CCPT common stock that is validly tendered (but only after we have extended the Offer for one or more consecutive increments of up to 15 business days (or such longer period agreed to among ARCP, Merger Sub and CCPT) to provide time for the unfulfilled conditions to be satisfied), or waive any conditions (other than the Minimum Tender Condition and the condition that CCPT’s counsel deliver the Offer REIT Opinion) that are not satisfied and purchase the CCPT common stock that is validly tendered and not validly withdrawn. ARCP’s decision as to whether conditions have been satisfied will be final, and will bind all the holders of CCPT common stock, whether or not they tender their CCPT common stock in response to the Offer.

13. Certain Legal Matters

General.  We are not aware of (i) any license or regulatory permit that is material to the business of CCPT that might be adversely affected by (x) our purchasing the CCPT common stock that is validly tendered in response to the Offer or (y) the Merger, or (ii) any governmental approvals that are required in order to enable us to purchase the CCPT common stock that is validly tendered in response to the Offer or to carry out the Merger. If any such approvals are required, we currently anticipate we will try to obtain the approvals. However, it is possible that we would not obtain approvals we sought, and if the consequence of our not having the approvals would be material, the absence of such approvals might be a basis for our terminating the Offer without accepting or paying for the CCPT common stock that is validly tendered. See “The Offer — Conditions of the Offer.”

State Antitakeover Statutes.  A number of states have adopted laws that purport to apply to attempts to acquire corporations that are incorporated in those states, whose business operations have substantial economic effects in those states, or which have substantial assets, security holders, employees, principal executive offices or principal places of business in those states.

Maryland, the state in which CCPT is incorporated, has a statute, the Maryland Business Combination Act (Sections 3-601 through 3-605 of the MGCL), that, under some circumstances, prohibits, or requires certain supermajority stockholder votes to approve a business combination with a holder of more than 10% of the outstanding voting stock of a corporation, and another statute, the Maryland Control Share Acquisition Act (Sections 3-701 through 3-710 of the MGCL), that under some circumstances bars a person who has acquired more than specified percentages of a corporation’s shares from voting those shares without prior approval by stockholders entitled to two-thirds of the votes entitled to be cast on the matter. However, ARCP believes, based on advice of counsel and CCPT’s representations, that neither the Offer nor the Merger will be affected by either of those statutes.

Although CCPT is incorporated in Maryland, it has its principal place of business in State of Arizona and owns assets located in a number of other states, some of which have antitakeover laws. ARCP does not know whether any of those laws will, by their terms, apply to the Offer or the Merger and ARCP has not attempted, and does not expect to attempt, to comply with any of those laws. In 1982, the Supreme Court of the United States, in Edgar v. MITE Corp., invalidated on constitutional grounds the Illinois Business Takeover Statute that, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987, in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana could, as a matter of corporate law, constitutionally disqualify a potential acquirer from voting shares of a target corporation without the prior approval of the remaining stockholders where, among other things, the corporation is incorporated in, and has a substantial number of stockholders in, the state. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a Federal District Court in Oklahoma ruled that the Oklahoma statutes were unconstitutional insofar as they apply to corporations incorporated outside Oklahoma in that they would subject those corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a Federal District Court in Tennessee ruled that four Tennessee antitakeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. That decision was affirmed by the United States Court of Appeals for the Sixth Circuit. Also, in 1988, a Federal District Court in Florida held that two Florida antitakeover statutes were unconstitutional as applied to corporations that were not incorporated in Florida.

We are making the Offer to all holders of CCPT common stock other than ARCP and its affiliates. We are not aware of any jurisdiction in which the making of the Offer or the tender of CCPT common stock in response to the Offer would not be in compliance with the laws of that jurisdiction. If we become aware of any jurisdiction in which the making of the Offer would not be in compliance with applicable law, ARCP and we will make a good faith effort to comply with that law. If, after a good faith effort, we cannot comply with any such law, we will not make the Offer to (and will not accept tenders from) holders of CCPT common stock who reside in that jurisdiction. In any jurisdiction where the securities, “blue sky” or other laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of us by a broker or dealer licensed under the laws of that jurisdiction.

Antitrust Compliance.  ARCP has been advised that the Offer and the Merger are exempt from the pre-notification and waiting period requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”). Therefore, we are not attempting to comply with those requirements. The fact that a transaction is exempt from the requirements of the HSR Act does not preclude the Department of Justice or the Federal Trade Commission from seeking to prevent the transaction on the ground that it violates the United States antitrust laws. However, we have no reason to believe that the Offer or the Merger will be viewed as violating the Federal antitrust laws.

14. Legal Proceedings

CCPT, ARCP and Merger Sub are not aware of any material pending legal proceedings relating to the Offer.

15. Expenses

Except as set forth below, we will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of Shares in the Offer.

ARCP has retained DST Systems, Inc. to act as the Depositary in connection with the Offer and the transfer agent in connection with the Merger. In connection with these engagements, CCPT will pay DST Systems, Inc. reasonable and customary compensation for its services and will reimburse it for its reasonable out-of-pocket expenses, and ARCP has agreed to indemnify it against certain liabilities in connection with its services, including liabilities under the Federal securities laws.

ARCP has retained CCC to act as the Information Agent in connection with the Offer. It will reimburse the Information Agent for its incurred expenses, but will not pay any additional compensation for these services, and ARCP has agreed to indemnify it against certain liabilities in connection with its services, including liabilities under the Federal securities laws.

We will not pay any fees or commissions to any broker or dealer or other person for making solicitations or recommendations in connection with the Offer. We will reimburse brokers, dealers, commercial banks, trust companies and other nominees for customary mailing and handling expenses they incur in forwarding material relating to the Offer to their customers.

The following table is an estimate of fees and expenses we will incur in connection with the Offer and the Merger:

Filing Fees	$9,422
Depositary and Transfer Agent Fees	$40,000
Lender Consent Fees with respect to Mortgage Loans	$1,350,000
Information Agent	$10,000
Legal, Printing and Mailing and Other Miscellaneous Fees and Expenses	$560,000
Total	$1,969,422

In addition, CCPT will incur its own fees and expenses in connection with the Offer and the Merger.

16. Miscellaneous

We have not authorized anybody to give any information or represent anything to any holder of CCPT common stock other than the information contained in this Offer to Purchase or in the Letter of Transmittal. You must not rely on unauthorized information or representations.

We have filed with the SEC a Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 under the Exchange Act and a Transaction Statement on Schedule 13E-3 pursuant to Rule 13e-3 under the Exchange Act, and we may file amendments to those Statements. In addition, CCPT is filing a Solicitation/Recommendation Statement on Schedule 14D-9 pursuant to Rule 14d-9 under the Exchange Act, giving its recommendation regarding the Offer and furnishing information related to that recommendation. Those statements and any amendments to the same may be obtained in the manner set forth in “The Offer — Information About CCPT” and “The Offer — Information About Merger Sub and ARCP.”

Desert Acquisition, Inc.

March 31, 2014

SCHEDULE I
INFORMATION RELATING TO ARCP AND MERGER SUB

1. Directors and Executive Officers of Merger Sub.  The following table sets forth the name, present principal occupation or employment and past material occupations, positions, offices or employment for at least the past five years for each director, and the name, citizenship, business address, business phone number, present principal occupation or employment and material occupations, positions, offices or employment for at least the past five years for each executive officer, of Merger Sub. The current business address of each person is 405 Park Avenue, 12th Floor, New York, New York 10022, and the current business phone number of each person is (212) 415-6500. The country of citizenship of each of the below persons is the United States of America. None of the persons listed below were (a) convicted in a criminal proceeding during the past five years or (b) a party to any judicial or administrative proceeding during the past five years that resulted in a (i) judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or (ii) a finding of any violation of federal or state securities laws. None of the persons listed below beneficially own any shares of CCPT common stock.

Name and Title	Current Principal Occupation or Employment and Five-Year Employment History
Lisa Beeson, Director, Chief Operating Officer	Ms. Beeson has served as Executive Vice President and Chief Operating Officer of ARCP since October 2013. She previously held the position of Managing Director and Head of Global Real Estate M&A at Barclays Capital from September 2008 until October 25, 2013.
Brian S. Block, Director, Chief Financial Officer, Treasurer and Secretary	Mr. Block currently serves as Executive Vice President and Chief Financial Officer of ARCP. From 2008 until January 25, 2014, Mr. Block served as Chief Financial Officer of various non-traded investment programs sponsored by AR Capital, LLC (“AR Capital”). Mr. Block has served as a director of RCS Capital Corporation (“RCS Capital”) since February 2013.
David S. Kay, Director, Chief Executive Officer and President	Mr. Kay currently serves as President of ARCP, a position he has held since December 2013. Prior to that, Mr. Kay served since August 2011 as Chief Investment Officer and Chief Financial Officer of Capital Automotive Real Estate Services, Inc., a specialty finance company for automotive retail real estate, whose predecessor, Capital Automotive REIT, Mr. Kay co-founded in October 1997.

2. Directors and Executive Officers of ARCP.  The following table sets forth the name, present principal occupation or employment and past material occupations, positions, offices or employment for at least the past five years for each director, and the name, citizenship, business address, business phone number, present principal occupation or employment and material occupations, positions, offices or employment for at least the past five years for each executive officer, of ARCP. The current business address of each person is 405 Park Avenue, 12th Floor, New York, New York 10022, and the current business phone number of each person is (212) 415-6500. The country of citizenship of each of the below persons is the United States of America. None of the persons listed below were (a) convicted in a criminal proceeding during the past five years or (b) a party to any judicial or administrative proceeding during the past five years that resulted in a (i) judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or (ii) a finding of any violation of federal or state securities laws. None of the persons listed below beneficially own any shares of CCPT common stock.

Name and Title	Current Principal Occupation or Employment and Five-Year Employment History
Nicholas S. Schorsch, Chief Executive Officer and Chairman of the Board of Directors	Mr. Schorsch currently serves as Chairman and Chief Executive Officer of ARCP. Since February 2014, Mr. Schorsch has also served as the chairman, chief executive officer and president of each of the publicly registered, non-traded investment programs sponsored by Cole Capital, and as chief executive officer of each program’s advisor, including CCPT and the Advisor. He also currently serves as the Chairman and Chief Executive Officer of AR Capital and also holds chief executive officer and/or board positions for all of the publicly registered, non-traded investment programs sponsored by AR Capital. Mr. Schorsch has also served as executive chairman of the board of directors of RCS Capital since February 2013. Mr. Schorsch previously served as Chairman of American Realty Capital Trust, Inc. (“ARCT”), a net lease REIT he co-founded in 2007 and listed on NASDAQ in March 2012, until ARCT was acquired by Realty Income Corporation in January 2013.
Lisa Beeson, Executive Vice President and Chief Operating Officer	See Ms. Beeson’s biography as a director and executive officer of Merger Sub, above.
Brian S. Block, Executive Vice President, Chief Financial Officer, Treasurer and Secretary	See Mr. Block’s biography as a director and executive officer of Merger Sub, above.
David S. Kay, President	See Mr. Kay’s biography as a director and executive officer of Merger Sub, above.
Thomas A. Andruskevich, Independent Director	Mr. Andruskevich currently serves as an independent director of ARCP. He previously served as an independent director of CREI from October 2008 until the closing of the Cole Merger, as a member of its audit committee from May 2012 until the closing of the Cole Merger and as chairman of its compensation committee and as a member of its corporate governance and nominating committee from June 2013 until the closing of the Cole Merger. Currently, he is the chairman and chief executive officer of TAA Consulting, LLC and an operating partner for jeweler and timepieces at Marvin Traub Associates. Until July 2013, Mr. Andruskevich served as non-executive vice-chairman of Birks & Mayors, Inc., formerly Henry Birks & Sons, and chairman of Mayors Jewelers, Inc., a wholly owned subsidiary of Birks & Mayors, Inc. Mr. Andruskevich served as the president and chief executive officer of Birks & Mayors, Inc. from November 1996 until March 2012, when he retired.
Scott J. Bowman, Independent Director	Mr. Bowman has served as an independent director of ARCP since February 2013. Mr. Bowman was appointed as an independent director of American Realty Capital Global Trust, Inc. (“ARC Global”) in May 2012. Mr. Bowman also served as an independent director of ARCT III from February 2012 until February 2013. Mr. Bowman has also served as a director of American Realty Capital New York Recovery REIT, Inc. (“NYRR”) since August 2011. Mr. Bowman has served as the Group President of Global Retail and International Development at The Jones Group Inc. since June 2012. Mr. Bowman founded Scott Bowman Associates in May 2009, and has served as its chief executive officer since that time.

Name and Title	Current Principal Occupation or Employment and Five-Year Employment History
William M. Kahane, Director	Mr. Kahane currently serves on the board of directors of ARCP and CCPT and is the co-founder of AR Capital. He currently serves as Chief Executive Officer and a director of RCS Capital. Beginning with its formation in August 2007, Mr. Kahane served exclusively as President and Chief Operating Officer of ARCT, and became its CEO and a director in March 2012, until its acquisition in January 2013. He has held board positions for several of the publicly registered, non-traded investment programs currently sponsored by AR Capital. Mr. Kahane has served as a member of the investment committee of Aetos Capital Asia Advisors, a $3 billion series of opportunistic funds focusing on assets primarily in Japan and China, since 2008.
Leslie D. Michelson, Lead Independent Director	Mr. Michelson has served as an independent director of ARCP since October 2012. He has also served as an independent director of several publicly registered, non-traded investment programs sponsored by AR Capital, including American Realty Capital Healthcare Trust, Inc. (“ARC HT”), since January 2011, Business Development Corporation of America (“BDCA”), since January 2011, ARCT, from January 2008 until January 2013 American Realty Capital — Retail Centers of America, Inc. (“ARC RCA”), from March 2012 until October 2012, and NYRR, from October 2009 until August 2011. Mr. Michelson has served as the chairman and chief executive officer of Private Health Management, a retainer-based primary care medical practice management company, since April 2007.
Edward G. Rendell, Independent Director	Governor Rendell has served as an independent director of ARCP since February 2013. Governor Rendell served as the 45th Governor of the Commonwealth of Pennsylvania from January 2003 through January 2011. He also served as the mayor of Philadelphia from January 1992 through January 2000, and was also the General Chairperson of the National Democratic Committee from November 1999 through February 2001. He was appointed as an independent director of ARC Global in March 2012. Governor Rendell has also served as an independent director of BDCA since January 2011 and ARCT III from March 2012 until February 2013. Governor Rendell also served as an independent director of ARC RCA from July 2010 until March 2012 and from October 2012 until the present. Governor Rendell also served as an independent director of ARC HT from January 2011 until March 2012.
Scott P. Sealy, Sr., Independent Director	Mr. Sealy currently serves as an independent director of ARCP. He previously served as an independent director of CREI from October 2008 until the closing of the Cole Merger and as chairman of its corporate governance and nominating committee and as a member of its compensation and audit committees from June 2013 until the closing of the Cole Merger. From January 2012 until April 2013, Mr. Sealy served as a member of the board of directors of Cole Credit Property Trust IV, Inc., a non-traded REIT advised by an affiliate of Cole, and as a member of its audit committee. Mr. Sealy has been a principal of Sealy & Company, Incorporated, a real estate and investment company, since 1968 and has served as chairman of its board of directors since February 2000.

Name and Title	Current Principal Occupation or Employment and Five-Year Employment History
William G. Stanley, Independent Director	Mr. Stanley was appointed as an independent director of ARCP in January 2014, following its acquisition of American Realty Capital Trust, IV (“ARCT IV”). He was also appointed as an independent director of NYRR in October 2009 and was appointed as its lead independent director in August 2012. Mr. Stanley served as an independent director of ARCT from January 2008 until the close of its merger with Realty Income Corporation in January 2013, and has served as an independent director of ARC RCA since February 2011. Mr. Stanley also has served as an independent director of BDCA since January 2011. Mr. Stanley was appointed as the lead independent director of ARCT IV in January 2013, serving in such capacity until its acquisition by ARCP. Mr. Stanley is the founder and managing member of Stanley Laman Securities, LLC, a FINRA member broker-dealer, since 2004, and the founder and president of The Stanley-Laman Group, Ltd., a registered investment advisor for high net worth clients since 1997.
Edward M. Weil, Jr., Director	Edward M. Weil, Jr. currently serves on the board of directors of ARCP, a position he has held since March 2012. He served as President of ARCP from December 2010 until December 2013. He currently serves as President, Treasurer, Secretary and a director of RCS Capital and has held such positions since February 2013. Since 2007, Mr. Weil has served in various executive officer and director positions for all of the non-traded investment programs sponsored by AR Capital.

The completed and duly signed Letter of Transmittal and any other required documents should be sent or delivered by each stockholder of CCPT or his, her or its broker, dealer, commercial bank, trust company or other nominee to the Depositary, at one of the addresses set forth below.

The Depositary with regard to this Offer is:

DST Systems, Inc.

Permitted Methods of Delivery to the Depositary:

By Mail:	By Overnight Courier:
DST Systems, Inc. P.O. Box 219312 Kansas City, MO 64121-7293	DST Systems, Inc. 430 W. 7th Street Kansas City, MO 64105

Questions and requests for assistance or additional copies of this Offer to Purchase, the Letter of Transmittal, and Form W-9 may be directed to the Information Agent at the location and telephone numbers set forth below. Stockholders can also contact their broker, dealer, commercial bank or trust company for assistance concerning the Offer.

The Information Agent for the Offer is:

Cole Capital Corporation
2325 E. Camelback Road, Suite 1100
Phoenix, Arizona 85016
Stockholders, Banks and Brokers may call toll free: (866) 907-2653

[1]	ARCP Accounting to confirm fees paid to the Advisor.

[2]	ARCP Accounting to confirm fees paid to the Property Manager.

[3]	ARCP Accounting to confirm information regarding the CCPT Lines of Credit.

[4]	NTD: ARCP to advise if other fees should be listed.